    AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON APRIL 30, 1997.

                                                     REGISTRATION NO. 333-[   ]
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                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549
                                --------------
                                   FORM S-3
                            REGISTRATION STATEMENT
                                     UNDER
                          THE SECURITIES ACT OF 1933
                                --------------
                           CENTRAL NEWSPAPERS, INC.
              (EXACT NAME OF REGISTRANT AS SPECIFIED IN CHARTER)
                                --------------
         INDIANA                     2711                    35-0220660
     (STATE OR OTHER          (PRIMARY STANDARD           (I.R.S. EMPLOYER
     JURISDICTION OF              INDUSTRIAL            IDENTIFICATION NO.)
     INCORPORATION OR        CLASSIFICATION CODE
      ORGANIZATION)                NUMBER)
    135 NORTH PENNSYLVANIA STREET, SUITE 1200, INDIANAPOLIS, INDIANA 46204
                                 317-231-9200
              (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER,
       INCLUDING AREA CODE, OF REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)
                                --------------
                             ERIC S. TOOKER, ESQ.
                        VICE PRESIDENT, GENERAL COUNSEL
                                 AND SECRETARY
                           CENTRAL NEWSPAPERS, INC.
                   135 NORTH PENNSYLVANIA STREET, SUITE 1200
                          INDIANAPOLIS, INDIANA 46204
                                 317-231-9200
(NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE,
                             OF AGENT FOR SERVICE)
                       COPIES OF ALL COMMUNICATIONS TO:
         O. WAYNE DAVIS, ESQ.               WINTHROP B. CONRAD, JR., ESQ.
   HENDERSON, DAILY, WITHROW & DEVOE            DAVIS POLK & WARDWELL
        2600 ONE INDIANA SQUARE                 450 LEXINGTON AVENUE
      INDIANAPOLIS, INDIANA 46204             NEW YORK, NEW YORK 10017
        TELEPHONE: 317-639-4121                TELEPHONE: 212-450-4890
                                --------------
  Approximate date of commencement of proposed sale to public: As soon as practicable after this Registration Statement becomes effective.
  If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [_]
  If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [_]
  If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]
  If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]
  If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [_]
                        CALCULATION OF REGISTRATION FEE
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
                                           PROPOSED       PROPOSED
 TITLE OF EACH CLASS OF      AMOUNT        MAXIMUM         MAXIMUM       AMOUNT OF
    SECURITIES TO BE         TO BE      OFFERING PRICE    AGGREGATE     REGISTRATION
       REGISTERED        REGISTERED (1) PER SHARE (2)  OFFERING PRICE       FEE
------------------------------------------------------------------------------------
Class A Common Stock       2,354,733
 (without par value)....     shares         $50.19     $118,184,049.30    $35,814
------------------------------------------------------------------------------------

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(1) Includes 307,139 shares to cover options which the Selling Shareholders have granted the Underwriters solely to cover over-allotments, if any.
(2) Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(c). Based on the average of the high and low prices reported on the New York Stock Exchange Composite Tape on April 23, 1997.

                                --------------
  THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THE REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SECTION 8(A), MAY DETERMINE.

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

                               EXPLANATORY NOTE

  This Registration Statement contains a prospectus relating to a public offering in the United States and Canada (the "U.S. Offering") of an aggregate of 1,638,075 shares of Class A Common Stock, without par value ("Class A Common Stock"), of Central Newspapers, Inc., together with a separate prospectus cover page relating to a concurrent offering outside the United States and Canada (the "International Offering") of an aggregate of 409,519 shares of Class A Common Stock. The complete prospectus for the U.S. Offering follows immediately after this Explanatory Note. After such prospectus is the alternate front cover page for the International Offering. All other pages of the prospectus for the U.S. Offering are to be used for both the U.S. Offering and the International Offering. The U.S. Offering and the International Offering are collectively referred to herein as the "Offering."

PROSPECTUS (Subject to Completion)
Issued April 30, 1997

                                2,047,594 Shares

[LOGO]
                            Central Newspapers, Inc.

                              CLASS A COMMON STOCK

                                  -----------

OF THE 2,047,594 SHARES OF CLASS A  COMMON STOCK, WITHOUT PAR VALUE (THE "CLASS
 A COMMON  STOCK") BEING  OFFERED HEREBY, 1,638,075  SHARES ARE  BEING OFFERED
  INITIALLY IN THE UNITED STATES AND CANADA BY THE U.S. UNDERWRITERS AND 409,519 SHARES ARE BEING OFFERED INITIALLY OUTSIDE OF THE UNITED STATES
   AND CANADA BY THE INTERNATIONAL  UNDERWRITERS. SEE "UNDERWRITERS." ALL OF
    THE SHARES OF CLASS A COMMON  STOCK BEING OFFERED HEREBY ARE BEING SOLD
     BY THE SELLING SHAREHOLDERS.  SEE "SELLING SHAREHOLDERS." THE COMPANY
     WILL  NOT RECEIVE ANY PROCEEDS  FROM THE SALE  OF THE CLASS A  COMMON
      STOCK  BY THE  SELLING SHAREHOLDERS.  THE CLASS A  COMMON STOCK  IS
       LISTED ON THE NEW YORK STOCK  EXCHANGE UNDER THE SYMBOL "ECP." ON
        APRIL 29,  1997, THE REPORTED  LAST SALE  PRICE OF  THE CLASS A
        COMMON  STOCK ON THE  NEW YORK STOCK EXCHANGE  WAS $54 1/8  PER
        SHARE.

EACH SHARE OF  CLASS A COMMON STOCK HAS TEN TIMES THE  DIVIDEND AND LIQUIDATION
 RIGHTS OF A  SHARE OF CLASS B  COMMON STOCK, WITHOUT PAR VALUE  (THE "CLASS B
  COMMON STOCK"), BUT ONLY ONE-TENTH OF THE  VOTING POWER OF A SHARE OF CLASS
  B  COMMON STOCK. EACH  SHARE OF  CLASS B COMMON  STOCK IS CONVERTIBLE  INTO
   ONE-TENTH OF A  SHARE OF CLASS A COMMON STOCK. IF  ALL OF THE OUTSTANDING
    SHARES OF CLASS B COMMON STOCK  WERE SO CONVERTED THERE WOULD HAVE BEEN
     25,177,044 SHARES OF CLASS A COMMON STOCK OUTSTANDING AS OF APRIL 25,
     1997 AFTER GIVING EFFECT TO THE GOODRICH REPURCHASE (AS DEFINED HEREIN). SEE "SELLING SHAREHOLDERS."

                                  -----------

 THESE SECURITIES HAVE NOT BEEN APPROVED  OR DISAPPROVED BY THE SECURITIES AND
   EXCHANGE  COMMISSION OR  ANY  STATE  SECURITIES  COMMISSION  NOR HAS  THE
    SECURITIES  AND EXCHANGE COMMISSION OR ANY STATE SECURITIES  COMMISSION
      PASSED  UPON  THE ACCURACY  OR  ADEQUACY  OF THIS  PROSPECTUS.  ANY
        REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                                  -----------

                              PRICE $      A SHARE

                                  -----------

                                           UNDERWRITING
                                PRICE TO  DISCOUNTS AND        PROCEEDS TO
                                 PUBLIC   COMMISSIONS(1) SELLING SHAREHOLDERS(2)
                               ---------- -------------- -----------------------
Per Share.....................  $            $                  $
Total (3)..................... $            $                  $

-----
  (1) The Company and the Selling Shareholders have agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended.
  (2) Expenses estimated at $     will be paid by the Selling Shareholders and
      expenses estimated at $     will be paid by the Company.
  (3) The Selling Shareholders have granted the U.S. Underwriters an option, exercisable within 30 days from the date hereof, to purchase up to 307,139 additional shares of Class A Common Stock at the Price to Public, less the Underwriting Discounts and Commissions, for the purpose of covering over-allotments, if any. If the U.S. Underwriters exercise such option in full, the total Price to Public, Underwriting Discounts
      and Commissions and Proceeds to Selling Shareholders will be $    ,
      $    , and $    , respectively. See "Underwriters."

                                  -----------

  The shares of Class A Common Stock are offered, subject to prior sale, when, as and if accepted by the Underwriters and subject to approval of certain legal matters by Davis Polk & Wardwell, counsel for the Underwriters. It is expected that delivery of the shares of Class A Common Stock will be made on or about
  , 1997 at the offices of Morgan Stanley & Co. Incorporated, New York, New York against payment therefor in immediately available funds.

                                  -----------

MORGAN STANLEY & CO.
         Incorporated
         DONALDSON, LUFKIN & JENRETTE
               Securities Corporation
                   MERRILL LYNCH & CO.

                             PAINEWEBBER INCORPORATED

May   , 1997
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A         +
+REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE + +SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY +
+OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT        +
+BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR + +THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE + +SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE + +UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF +
+ANY SUCH STATE.                                                               +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++

 [Various photos and graphics showing front pages of the Company's newspapers, facilities and websites]

             COMPANIES AND PUBLICATIONS OF CENTRAL NEWSPAPERS, INC.

CENTRAL NEWSPAPERS, INC.                  MUNCIE NEWSPAPERS, INC.
Vincennes Sun-Commercial                  The Star Press

                                          The Delaware County Advertiser
INDIANAPOLIS NEWSPAPERS, INC.             Internet address:
The Indianapolis Star                     http://www.thestarpress.com

The Indianapolis News
Internet address: http://www.starnews.com PHOENIX NEWSPAPERS, INC.
                                          The Arizona Republic

McCORMICK & COMPANY, INC.                 The Arizona Business Gazette
Alexandria Daily Town Talk                Internet address:
McCormick Graphics, Inc.                  http://www.azcentral.com

Internet address: http://www.thetowntalk.com
                                          TOPICS NEWSPAPERS, INC.
                                          The Daily Ledger
                                          14 Community Weeklies

                             CAREER SERVICES, INC.
                               Westech ExpoCorp.
                                  JobsAmerica
                        High Technology Careers Magazine
                                Virtual Job Fair
                      Internet address: http://www.vjf.com

CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE PRICE OF THE CLASS A COMMON STOCK. SPECIFICALLY, THE UNDERWRITERS MAY OVERALLOT IN CONNECTION WITH THE OFFERING, AND MAY BID FOR, AND PURCHASE, SHARES OF THE CLASS A COMMON STOCK IN THE OPEN MARKET. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITERS."

  NO PERSON IS AUTHORIZED IN CONNECTION WITH ANY OFFERING MADE HEREBY TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN AS CONTAINED IN THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY, BY ANY SELLING SHAREHOLDER OR BY ANY UNDERWRITER. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES IMPLY THAT THE INFORMATION HEREIN IS CORRECT AS OF ANY DATE SUBSEQUENT TO THE DATE HEREOF. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY BY ANY PERSON IN ANY JURISDICTION IN WHICH IT IS UNLAWFUL TO MAKE SUCH AN OFFERING OR SOLICITATION.

                               ----------------

                               TABLE OF CONTENTS

                                                                            PAGE
                                                                            ----
Available Information.....................................................    4
Incorporation of Certain Documents by Reference...........................    4
Prospectus Summary........................................................    5
Price Range of Common Stock and Dividend Policy...........................    8
Use of Proceeds...........................................................    9
Capitalization............................................................    9
Selected Consolidated Financial Data......................................   10
Management's Discussion and Analysis of Financial Condition and Results of
 Operations...............................................................   12
Business..................................................................   20
Management................................................................   27
Description of Capital Stock..............................................   29
Certain United States Federal Tax Considerations for Non-U.S. Holders.....   31
Selling Shareholders......................................................   33
Underwriters..............................................................   34
Legal Matters.............................................................   37
Experts...................................................................   37
Consolidated Financial Statements.........................................  F-1

                             AVAILABLE INFORMATION

  The Company is subject to the information requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and, in accordance therewith, files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information can be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549 and at the following Regional Offices of the Commission: New York Regional Office, 7 World Trade Center, Suite 1300, New York, New York 10048 and Chicago Regional Office, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such material may be obtained at prescribed rates from the Public Reference Section of the Commission at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549. Such reports, proxy statements and other information are also available for inspection and copying at the offices of the New York Stock Exchange, Inc., 20 Broad Street, New York, New York 10005, on which the Company's Class A Common Stock is listed. In addition, the Commission maintains a Website on the Internet (http://www.sec.gov) that contains such reports, proxy statements and other information.

  The Company has filed with the Commission a Registration Statement on Form S-3 (of which this Prospectus is a part) under the Securities Act of 1933, as amended (the "Securities Act"), with respect to the shares of Class A Common Stock offered hereby. This Prospectus does not contain all the information set forth in the Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the Commission. Statements contained in this Prospectus as to the contents of any contract or any other document are not necessarily complete, and in each instance reference is made to the copy of such contract or other document filed as an exhibit or schedule to the Registration Statement, each such statement being qualified in all respects by such reference and the exhibits and schedules thereto. For further information with respect to the Company and the Class A Common Stock, reference is hereby made to such Registration Statement, including the exhibits filed as a part thereof. The Registration Statement and the exhibits thereto may be inspected without charge at the office of the Commission, 450 Fifth Street, N.W., Washington, D.C. 20549 and copies thereof may be obtained from the Commission at prescribed rates.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

  The following documents heretofore filed by the Company (File No. 1-10333) with the Commission pursuant to the Exchange Act are incorporated herein by reference and made a part hereof:

    1. The Company's Annual Report on Form 10-K for the fiscal year ended December 29, 1996, which incorporates by reference certain portions of (a) the Company's 1996 Annual Report to Shareholders and (b) the Company's proxy statement for the 1997 Annual Meeting of Shareholders;

    2. The Company's Report on Form 8-K dated March 12, 1997;

    3. The Company's Quarterly Report on Form 10-Q for the fiscal quarter ended March 30, 1997; and

    4. The description of the Company's capital stock contained in the Company's Registration Statement on Form 10 filed September 13, 1989.

  All documents filed by the Company with the Commission pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to the termination of the offering of the shares shall be deemed to be incorporated by reference herein and to be part hereof from the date of filing of such documents. Any statement contained herein or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement as modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

  The Company will provide without charge to each person, including any beneficial owner, to whom this Prospectus is delivered, upon the written or oral request of such person, a copy of any or all of the documents which have been or may be incorporated herein by reference (other than exhibits to such documents unless such exhibits are specifically incorporated by reference into such documents). Requests for such copies should be directed to Central Newspapers, Inc., 135 North Pennsylvania Street, Suite 1200, Indianapolis, Indiana 46204-4412, Attention: Chief Financial Officer (telephone 317-231-
9200).

                               PROSPECTUS SUMMARY

  The following summary is qualified in its entirety by the more detailed information appearing elsewhere, or incorporated by reference, in this Prospectus. Unless the context otherwise requires, all references herein to the "Company" include Central Newspapers, Inc. and its consolidated subsidiaries. Unless otherwise indicated, the information set forth herein assumes no exercise of the U.S. Underwriters' over-allotment option.

                                  THE COMPANY

  The Company publishes the only major daily newspapers in each of its key markets of the greater Phoenix metropolitan area and central Indiana. The Company's flagship newspapers are The Arizona Republic in Phoenix and The Indianapolis Star in Indianapolis, both of which have been published for over a century. The average daily circulation levels were 407,551 for The Arizona Republic and 230,932 for The Indianapolis Star for the fiscal year ended December 29, 1996. According to circulation statistics compiled by the Newspaper Association of America, The Arizona Republic has been the second fastest growing major daily morning newspaper in the country over the last three years. Circulation penetration at December 31, 1996 for The Arizona Republic was approximately 45% daily and 57% Sunday and for the Indianapolis newspapers was approximately 45% daily and 64% Sunday, according to the Audit Bureau of Circulation ("ABC"), ranking them among the highest in the industry. The Company's control of the only major daily newspapers in each of its key markets is of critical importance in attracting and maintaining advertising, the Company's principal source of revenue. Moreover, the Company generates in excess of 80% of its circulation from subscriptions, thereby adding relative stability to its revenue base.

  The Company has benefitted from the continuing economic growth and development of its key markets. With 2.6 million residents in the greater Phoenix metropolitan area, Phoenix is the nation's seventh largest city. In the greater Phoenix metropolitan area, growth across several diverse economic sectors, from manufacturing and construction to trade and services, has outpaced the national average over the past three years. Phoenix led the nation in job growth for the first three quarters of 1996, and its 1996 unemployment rate of 3.4% was below the national unemployment rate of 5.5%. Its manufacturing base, a substantial portion of which comes from high technology, is projected by the Greater Phoenix Economic Council to grow faster than the national rate. The greater Indianapolis metropolitan area, with 1.4 million residents, has also experienced solid economic and population growth, and its 1996 unemployment rate of 3.5% was well below the national average. Its economy is anchored by a large and diverse industrial base, including such major corporations as Eli Lilly and Company, Conseco, Inc., and DowElanco. Large downtown development projects such as the Convention Center, the RCA Dome and Circle Centre, a large retail shopping center, have also bolstered the regional economy.

  The Company also owns and operates several smaller newspapers in central Indiana and central Louisiana. These include The Indianapolis News, a daily afternoon newspaper (with an average daily circulation of 54,423), The Star Press (mornings and Sundays) in Muncie, Indiana (average circulation of 33,672 daily and 38,748 Sunday), The Vincennes Sun-Commercial, a daily newspaper in Vincennes, Indiana (average circulation of 14,246 daily and 17,324 Sunday), as well as The Daily Ledger, a daily newspaper (with an average daily circulation of 10,527) and fourteen controlled circulation (home-delivered and free to readers) newspapers (with an average weekly circulation of 108,955) serving the northern suburbs of Indianapolis, the fastest growing area of metropolitan Indianapolis. In March 1996, the Company purchased McCormick & Company, Inc., which publishes the Alexandria Daily Town Talk, serving Rapides Parish, Louisiana and its outlying areas (average circulation of 38,819 daily and 41,619 Sunday), as well as McCormick Graphics, Inc., a commercial printing subsidiary.

  The Company recently acquired an 80% interest in the Santa Clara, California-based Westech companies ("Westech"). Westech consists of Westech ExpoCorp., which organizes job fairs for the high tech industry; High Technology Careers, which publishes High Technology Careers Magazine and Virtual Job Fair (http://\\www.vjf.com), an internet-based resume posting and research service; and JobsAmerica, which organizes job fairs for service industry positions. The Company also has a 13.5% interest in Ponderay Newsprint Company ("Ponderay"), a general partnership that owns and operates a newsprint mill in the State of Washington.

  The Company has consistently grown its revenues, EBITDA (as defined in "Selected Consolidated Financial Data") and net income over the last five years. For the five fiscal years ended December 29, 1996, the Company recorded compound annual growth in revenues, EBITDA and net income of 8.1%, 15.6% and 18.9%, respectively. For the fiscal year ended December 29, 1996, the Company generated revenues of $620.3 million, EBITDA of $141.0 million and net income of $61.5 million. In 1996, the Company derived 77.3% of its revenue from advertising, 21.6% from circulation, and 1.1% from other sources. The Company's EBITDA as a percentage of revenues ("EBITDA margin") was 22.7% for this period, representing the fourth year of improving EBITDA margin out of the last five years. Key drivers of the Company's financial success include the expansion of advertising and circulation revenue in its existing markets, the implementation of certain cost-cutting measures, the acquisition of newspapers in additional markets, and the development of product line extensions to meet the information needs of the markets it serves.

  The Company seeks to maintain its position as the primary source of news and information for its readers and the most effective way for advertisers to reach their target markets. To this end, the Company manages its newspapers with a commitment to the highest standards of product quality and journalistic excellence. For example, The Arizona Republic was the first major daily newspaper in the country to have its pages fully composed by computer generation, enabling the Company to deliver higher quality products. Since 1990, the Company's newspapers have won Pulitzer prizes for investigative reporting and political cartooning, as well as numerous other awards from industry organizations such as the American Association of Sunday and Feature Editors, the Society for Newspaper Design and the National Press Photographers' Association, among others.

  The Company's financial objective is to continue to build value for its shareholders by focusing on the strengths inherent in its current markets while selectively pursuing acquisitions. The principal elements of the Company's strategy are the following:

  ENHANCE ADVERTISING AND CIRCULATION REVENUE BASE. Controlling the only major daily newspapers in its key markets, the Company enjoys a competitive advantage in attracting and maintaining advertising, especially compared to other advertising vehicles such as radio and television broadcasting stations, each of which individually reach a significantly smaller audience. The Company's newspaper advertising revenue growth over the past three years has consistently surpassed that of most other major newspaper companies. The Company continues to expand its advertising revenue base through the development of long-term relationships with key advertising accounts and the promotion of cross-selling opportunities. The Company also recently restructured the sales and marketing departments at both The Arizona Republic and The Indianapolis Star, incorporating more sales-based incentives into the compensation structure, which the Company believes will produce greater advertising revenue.

    The Company's daily home-delivered subscription base represents more than 80% of total circulation, exceeding the industry average of approximately 70%. The large subscription base adds to the stability of the Company's revenue base, and the Company continues to emphasize and improve the quality of daily home delivery.

  CONTINUE TO ACHIEVE COST EFFICIENCIES. The Company has recently identified several areas for more efficient cost management and has begun to pursue these opportunities. Recent initiatives include the January 1997 closing of The Phoenix Gazette, the afternoon newspaper in Phoenix, the consolidation of The Muncie Star and the Muncie Evening Press into The Star Press in May 1996, the implementation of client server computer systems throughout the Company's Phoenix operations and the consolidation of the editorial function in Indianapolis. The Company will continue to pursue such opportunities, with a particular focus on increasing production automation, improving distribution and enhancing workforce productivity.

  SELECTIVELY PURSUE BRAND-ENHANCING ACQUISITIONS AND NEW PRODUCT DEVELOPMENTS. The Company pursues acquisitions where it believes it can add or derive significant value from its operating expertise or line extension opportunities. Recent acquisitions include the March 1996 acquisition of the Alexandria Daily Town Talk newspaper and the February 1997 purchase of Westech. Additional product developments include the development of web sites for the Company's major newspapers.

  The Company maintains its corporate headquarters at First Indiana Plaza, 135 North Pennsylvania Street, Suite 1200, Indianapolis, Indiana 46204-4412 and its telephone number is (317) 231-9200.

                              SELLING SHAREHOLDERS

  The Selling Shareholders are non-profit organizations which are to receive an aggregate of 2,485,200 shares of Class A Common Stock in May 1997 from the estate of Enid Goodrich (the "Estate"). In addition, one of the Selling Shareholders holds 1,146,900 additional shares of Class A Common Stock. The Selling Shareholders have elected to sell substantially all of such shares. In April 1997, the Company entered into an agreement with each Selling Shareholder to purchase an aggregate of 1,177,367 shares of Class A Common Stock from the Selling Shareholders at $49.50 per share (the "Goodrich Repurchase") which purchase is expected to be consummated no later than May 31, 1997. See "Selling Shareholders."

                                  THE OFFERING

Class A Common Stock offered by
 the Selling Shareholders:
  U.S. Offering.................. 1,638,075 shares
  International Offering.........   409,519 shares
                                       ----------------
    Total........................ 2,047,594 shares(1)
Common Stock to be Outstanding
 after the Offering:
  Class A Common Stock........... 22,040,744 shares(2)
  Class B Common Stock........... 31,363,000 shares(3)
Use of Proceeds.................. The Company will not receive any of the proceeds from this offering. See "Use of
                                  Proceeds."
NYSE Symbol for Class A Common
 Stock........................... "ECP"

--------
(1) Excludes up to 307,139 additional shares of Class A Common Stock subject to the U.S. Underwriters' over-allotment option.
(2) As of April 25, 1997, after giving effect to the Goodrich Repurchase. Excludes 1,549,475 shares of Class A Common Stock reserved for issuance upon the exercise of outstanding options of which 598,000 are currently exercisable.
(3) Each share of Class B Common Stock is convertible into one-tenth of a share of Class A Common Stock. If all of the outstanding shares of Class B Common Stock were so converted there would have been 25,177,044 shares of Class A Common Stock outstanding as of April 25, 1997, after giving effect to the Goodrich Repurchase. See "Description of Capital Stock."

                PRICE RANGE OF COMMON STOCK AND DIVIDEND POLICY

  The Class A Common Stock is listed on the New York Stock Exchange under the symbol "ECP." The Class B Common Stock is not publicly traded. The following table sets forth the high and low reported sale prices for the Class A Common Stock for the periods indicated as reported on the New York Stock Exchange Composite Tape and the dividends declared and subsequently paid with respect to the Class A Common Stock and the Class B Common Stock for such periods.

                                                CLASS A COMMON   DIVIDENDS PER
                                                  STOCK PRICE        SHARE
                                                --------------- ---------------
                                                 HIGH     LOW   CLASS A CLASS B
                                                ------- ------- ------- -------
      1995
        First Quarter.......................... $28     $24 1/8  $.14    $.014
        Second Quarter.........................  29 7/8  25 3/8   .14     .014
        Third Quarter..........................  30 3/4  26 5/8   .17     .017
        Fourth Quarter.........................  32 5/8  29 1/4   .17     .017
                                                                 ----    -----
                                                                 $.62    $.062
      1996
        First Quarter.......................... $37 7/8 $30 3/4  $.17    $.017
        Second Quarter.........................  38 3/8  34 1/8   .17     .017
        Third Quarter..........................  39 3/8  33 3/8   .19     .019
        Fourth Quarter.........................  44 1/4  38 1/4   .19     .019
                                                                 ----    -----
                                                                 $.72    $.072
      1997
        First Quarter.......................... $50 3/4 $43 3/8  $.19    $.019
        Second Quarter (through April 29,
         1997).................................  54 1/2  47 7/8

  On April 29, 1997, the reported closing price for the Class A Common Stock was $54 1/8 per share on the New York Stock Exchange. On April 24, 1997 the Company declared a $.19 dividend per share of Class A Common Stock ($.019 per share with respect to the Class B Common Stock) payable on July 10, 1997, to holders of record on June 30, 1997.

  While future dividends will be subject to the discretion of the Company's Board of Directors, the Board of Directors currently intends to continue the policy of paying cash dividends on a quarterly basis. However, future dividends will depend upon the Company's results of operations, financial condition, capital expenditure program and other factors, some of which are beyond the Company's control. There can be no assurance as to whether or when the Company's Board of Directors will change the current policy regarding dividends.

                                USE OF PROCEEDS

  All of the shares of Class A Common Stock being offered hereby are being sold by the Selling Shareholders. The Company will not receive any proceeds from the Offering.

                                 CAPITALIZATION

  The following table sets forth the unaudited capitalization of the Company as of March 30, 1997, and as adjusted to reflect the Goodrich Repurchase. The Company will not receive any of the proceeds from the sale of the shares of Class A Common Stock in the Offering. Funding for the Goodrich Repurchase will come from a combination of cash and short-term borrowings.

                                                              MARCH 30, 1997
                                                           ---------------------
                                                            ACTUAL   AS ADJUSTED
                                                           --------  -----------
                                                              (IN THOUSANDS)
Cash and cash equivalents................................. $ 59,447   $ 40,167
                                                           ========   ========
Short-term borrowings..................................... $    --    $ 39,000
                                                           ========   ========
Long-term debt............................................ $  2,678   $  2,678
                                                           --------   --------
Redeemable preferred stock issued by subsidiary...........   18,920     18,920
                                                           --------   --------
Shareholders' equity:
  Preferred Stock, issuable in series:
   Authorized--25,000,000 shares
   Issued--none...........................................      --         --
  Class A Common Stock--without par value:
   Authorized--75,000,000 shares
   Issued--23,197,911 and 22,020,544 shares...............   25,763     24,456
  Class B Common Stock--without par value:
   Authorized--50,000,000 shares
   Issued--31,553,000 shares..............................       63         63
  Retained earnings.......................................  372,070    315,097
  Unamortized value of restricted stock...................   (1,800)    (1,800)
  Net unrealized gain on available-for-sale securities....    1,878      1,878
                                                           --------   --------
    Total shareholders' equity............................  397,974    339,694
                                                           --------   --------
Total capitalization...................................... $419,572   $361,292
                                                           ========   ========

                      SELECTED CONSOLIDATED FINANCIAL DATA

  The selected consolidated financial data in the following table (other than the financial data for the thirteen weeks ended March 31, 1996 and March 30,
1997) for each of the five fiscal years in the period ended December 29, 1996 have been derived from the Company's consolidated financial statements which have been audited by Geo. S. Olive & Co. LLC, independent auditors. The selected consolidated financial data should be read in conjunction with the Company's consolidated financial statements and notes thereto appearing elsewhere in this Prospectus. The selected consolidated financial data for the thirteen weeks ended March 31, 1996 and March 30, 1997 have been derived from the Company's unaudited financial statements and, in the opinion of the Company, contain all adjustments that are of a normal and recurring nature necessary to present fairly the financial position and results of operations for such periods. The results of operations for the thirteen weeks ended March 30, 1997 are not necessarily indicative of the results expected for the full fiscal year 1997.

                                                FISCAL YEAR ENDED                             13 WEEKS ENDED
                         ------------------------------------------------------------------ --------------------
                         DECEMBER 27,   DECEMBER 26, DECEMBER 25, DECEMBER 31, DECEMBER 29, MARCH 31,  MARCH 30,
                             1992           1993         1994       1995(1)        1996       1996       1997
                         ------------   ------------ ------------ ------------ ------------ ---------  ---------
                                                                                                (UNAUDITED)
                                                (IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENT OF OPERATIONS
 DATA:
 Operating revenues:
   Advertising..........   $319,872       $346,566     $395,450     $446,693     $479,474   $112,504   $128,996
   Circulation..........    112,180        118,032      121,823      129,537      134,133     34,270     35,554
   Other................      1,548          1,969        2,429        3,671        6,708      1,122      6,418
                           --------       --------     --------     --------     --------   --------   --------
                            433,600        466,567      519,702      579,901      620,315    147,896    170,968
                           --------       --------     --------     --------     --------   --------   --------
 Operating expenses:
   Compensation.........    193,579        199,266      217,078      222,748      228,316     56,817     59,599
   Newsprint and ink....     63,108         68,336       76,247      110,085      113,171     32,348     24,320
   Other operating
    costs...............    100,029        106,042      116,944      129,362      137,875     32,499     39,295
   Depreciation and
    amortization........     21,649         25,810       26,639       28,487       35,528      8,459     10,705
   Asset impairment
    cost................                                                            4,226      3,034
   Work force reduction
    cost................      3,572          1,491        7,064        3,328        1,340        440      6,041
                           --------       --------     --------     --------     --------   --------   --------
                            381,937        400,945      443,972      494,010      520,456    133,597    139,960
                           --------       --------     --------     --------     --------   --------   --------
 Operating income.......     51,663         65,622       75,730       85,891       99,859     14,299     31,008
 Other income--net......      1,111          2,417        4,965        8,154        4,009      1,593      1,092
                           --------       --------     --------     --------     --------   --------   --------
 Income before income
  taxes.................     52,774         68,039       80,695       94,045      103,868     15,892     32,100
 Provision for income
  taxes.................     21,491         27,948       32,847       38,048       42,431      6,592     13,534
                           --------       --------     --------     --------     --------   --------   --------
 Income before minority
  interest and equity
  in Affiliate..........     31,283         40,091       47,848       55,997       61,437      9,300     18,566
 Minority interest in
  subsidiaries..........     (3,105)        (3,683)      (2,977)      (1,409)      (1,629)      (182)      (543)
 Equity in Affiliate,
  net of tax............     (4,820)        (4,280)      (3,550)        (590)       1,726        691       (285)
 Cumulative effect of
  accounting change,
  net of tax............    (34,212)
                           --------       --------     --------     --------     --------   --------   --------
 Net income (loss)......   $(10,854)      $ 32,128     $ 41,321     $ 53,998     $ 61,534   $  9,809   $ 17,738
                           ========       ========     ========     ========     ========   ========   ========
 Net income (loss) per
  common share..........   $   (.41)(2)   $   1.21     $   1.55     $   2.03     $   2.31   $    .37   $    .67
                           ========       ========     ========     ========     ========   ========   ========
 Average common shares
  outstanding...........     26,515         26,571       26,621       26,651       26,619     26,700     26,394
STATEMENT OF CASH FLOWS
 DATA:
 Net cash provided by
  operating activities..   $ 67,634       $ 73,732     $ 41,897     $ 62,283     $122,015   $ 73,513   $ 61,115
 Net cash used by
  investing activities..    (51,919)       (55,547)     (27,530)     (42,463)     (73,037)   (59,314)   (28,483)
 Net cash used by
  financing activities..    (11,956)       (13,263)     (14,405)     (15,783)     (38,971)    (4,136)    (9,334)
OTHER DATA:
 EBITDA (3).............   $ 76,884       $ 92,923     $109,433     $117,706     $140,953   $ 26,232   $ 47,754
 EBITDA margin..........      17.73%         19.92%       21.06%       20.30%       22.72%     17.74%     27.93%
 Capital expenditures...   $ 26,175       $ 16,049     $ 23,256     $ 58,676     $ 46,530   $ 12,310   $  6,665
 Net cash provided by
  operating activities,
  excluding the effect
  of trading
  securities............     67,634         73,732       87,579       79,913       81,344     32,121     59,067

                                                       AS OF                                      AS OF
                          ---------------------------------------------------------------- -------------------
                          DECEMBER 27, DECEMBER 26, DECEMBER 25, DECEMBER 31, DECEMBER 29, MARCH 31, MARCH 30,
                              1992         1993         1994       1995(1)        1996       1996      1997
                          ------------ ------------ ------------ ------------ ------------ --------- ---------
                                                                                               (UNAUDITED)
                                                 (IN THOUSANDS, EXCEPT PER SHARE DATA)
BALANCE SHEET DATA:
 Cash and cash
  equivalents...........    $ 17,221     $ 22,143     $ 22,105     $ 26,142     $ 36,149   $ 36,205  $ 59,447
 Total assets...........     432,872      464,688      500,444      547,204      586,972    567,740   622,714
 Working capital........      90,488      127,999      132,907      137,818       92,323     87,687    78,678
 Long-term debt.........       2,678        2,678        2,678        2,678        2,678      7,178     2,678
 Shareholders' equity...     269,997      290,693      319,762      358,741      387,550    365,070   397,974

--------
(1) 53 week year
(2) Net income per common share, before cumulative effect of accounting change, for the fiscal year ended December 27, 1992, was $.88.
(3) Earnings before non-operating income and interest expense (other income-- net), taxes, depreciation, amortization and costs associated with asset impairments and workforce reductions. The Company believes that EBITDA is a valuable indicator of pre-tax profitability and also is used commonly by the financial and investment community to analyze communications and media companies. However, EBITDA is not derived pursuant to generally accepted accounting principles ("GAAP") and therefore should not be construed as an alternative to operating income or as a measure of liquidity.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

GENERAL

  The principal line of business of the Company is newspaper publishing. Revenues are derived primarily from advertising and newspaper sales in the Phoenix, Arizona and Indianapolis, Indiana metropolitan areas. The Company has a 13.5% interest in Ponderay, a partnership formed to own and operate a newsprint mill in the State of Washington. The following analysis should be read in conjunction with the 1996 consolidated financial statements and the accompanying notes to the consolidated financial statements.

  The Company's business tends to be seasonal, with peak revenues and profits generally occurring in the second and fourth quarters of each year. The results for 1994, 1995 and 1996 reflect these seasonal patterns. In addition, the 1994 and 1996 fiscal years each included 52 weeks and the 1995 fiscal year included 53 weeks.

RECENT EVENTS

  On April 14, 1997, the Company entered into definitive agreements with each of the Selling Shareholders to purchase an aggregate of 1,177,367 shares of Class A Common Stock at $49.50 per share. The transactions are expected to close by May 31, 1997.

  In February 1997, the Company acquired 80% of Westech. Westech consists of Westech ExpoCorp., which organizes job fairs for the high tech industry; High Technology Careers, which publishes High Technology Careers Magazine and Virtual Job Fair (http://www.vjf.com), an internet-based resume posting and research service; and JobsAmerica, which organizes job fairs for service industry positions. Westech had approximately $20 million of revenues in 1996.

  Effective January 18, 1997, the Company ceased publication of its afternoon newspaper, The Phoenix Gazette, and realigned the news gathering structure of its morning newspaper, The Arizona Republic. These changes resulted in the Company recording a one-time pre-tax charge to earnings of approximately $4.8 million in the first quarter of 1997, and are expected to result in a reduction in operating expenses of approximately $5.0 million in 1997 and ongoing annual operating expense savings in future years of approximately $6.4 million. A substantial portion of the savings are derived from the approximately 85 positions eliminated as a result of these actions.

  On January 3, 1997, the Company acquired the remaining 9.8% of Indianapolis Newspapers, Inc. ("INI") common stock that it did not already own. This transaction, which was recorded using purchase accounting, was accomplished by issuing the current minority shareholders an aggregate of 1,892 shares of newly created, non-voting, INI preferred stock with an aggregate stated value of $18,920,000 in exchange for the shares of INI common stock owned by them. The preferred stock provides for aggregate annual dividends of $1,324,400 on a cumulative basis, is callable in five years by INI, and is redeemable at any time by the shareholders of INI at the stated value plus accrued but unpaid dividends. This transaction is not expected to have a material effect on future earnings.

  On March 12, 1996, the Company purchased 100% of the outstanding common stock of McCormick & Company, Inc. ("McCormick"), which owns the Alexandria Daily Town Talk newspaper of Alexandria, Louisiana and McCormick Graphics, Inc., a commercial printing subsidiary. The purchase price was approximately $62.0 million in cash. Since a significant portion of the purchase price was allocated to intangible assets, the amortization of which is not deductible for tax purposes, the Company's net income may be negatively impacted for approximately three years from the date of acquisition. Thereafter, the acquisition is expected to contribute positively to net income. However, the Company's EBITDA has been positively impacted since the acquisition.

FIRST QUARTER OF 1997 COMPARED WITH THE FIRST QUARTER OF 1996

 Results of Operations

  The first quarter of 1997 resulted in record revenues and profits for the Company. First quarter earnings per share were $.67, an 81.1% increase over the $.37 earned in the first quarter of 1996. Both quarters included the effects of work force reduction and/or asset impairment costs ("special charges") which negatively impacted earnings. Excluding the special charges, earnings per share would have been $.81 in the first quarter of 1997 and

$.44 in the first quarter of 1996, an increase of 84.1%. Operating income for the first quarter of 1997 was $31.0 million for an increase of 116.9% from the $14.3 million earned in the first quarter of 1996. Approximately $9.6 million of the operating income increase was due to substantially lower newsprint prices in the 1997 first quarter when compared with 1996. The first quarter of 1997 included two additional months of year-over-year McCormick activity, initial operating income from Westech and work force reduction charges primarily related to The Phoenix Gazette closure. The 1996 first quarter included charges related to asset impairments and work force reductions. Excluding these items in both periods, 1997 first quarter operating income would have been $34.7 million compared to $17.8 million in the 1996 first quarter for an increase of 95.0%. EBITDA for the comparable periods was $47.8 million in the 1997 period and $26.2 million in the 1996 period, an increase of 82.0%. Net income for the 1997 first quarter was $17.7 million, an 80.8% increase from the $9.8 million net income in the first quarter of 1996. Excluding the special charges for both periods, net income would have been $21.2 million and $11.8 million, respectively.

 Operating Revenues

  The Company's quarterly operating revenues rose to $171.0 million in 1997 from $147.9 million in 1996, an increase of 15.6%. These comparisons include the 1997 revenues from the February 1997 Westech acquisition and the March 1996 McCormick acquisition (the "acquisitions"). Excluding the effects of the acquisitions, operating revenues increased 9.3%. Advertising and circulation revenues increased 14.7% and 3.7%, respectively, in the first quarter of 1997 as compared to the first quarter of 1996. These gains were partially affected by the acquisitions, but the advertising increases were primarily due to strong gains in the classified and national advertising groups in both major markets. Areas of particular advertising strength included automotive and recruitment advertising categories in Phoenix and all major advertising categories in Indianapolis. Although The Phoenix Gazette closed in January 1997, the impact on advertising and circulation revenues was not significant since approximately 85% of Phoenix afternoon subscribers have been successfully transferred to The Arizona Republic.

  The following is a summary of major market linage and circulation for the period:

                                                       13 WEEKS ENDED
                                                    --------------------
                                                    MARCH 31, MARCH 30,  PERCENT
                                                      1996       1997    CHANGE
                                                    --------- ---------- -------
                                                       (IN THOUSANDS,
                                                    EXCEPT CIRCULATION)
Full-run linage in six column inches (1):
By advertising category:
  Retail...........................................     567.2     633.6    11.7%
  National.........................................      62.3     101.3    62.6
  Classified.......................................     656.8     759.5    15.6
                                                    --------- ---------
    Total..........................................   1,286.3   1,494.4    16.2
                                                    ========= =========
By major market:
  Phoenix (1)......................................     652.4     686.9     5.3%
  Indianapolis.....................................     633.9     807.5    27.4
                                                    --------- ---------
    Total..........................................   1,286.3   1,494.4    16.2
                                                    ========= =========
Net advertising revenue (1)........................ $ 112,504 $ 128,996    14.7%
Combined average daily circulation:
  Phoenix..........................................   492,413   487,050   (1.1)%
  Indianapolis.....................................   290,111   274,660    (5.3)
Sunday circulation:
  Phoenix..........................................   621,310   618,546    (.4)%
  Indianapolis.....................................   403,134   393,219    (2.5)

--------
(1) For comparability, linage statistics for the thirteen weeks ended March 31, 1996 and March 30, 1997 exclude linage of The Phoenix Gazette, which ceased publication in January 1997. Linage statistics for the thirteen weeks ended March 31, 1996, including The Phoenix Gazette, were 762 retail, 88 national and 889 classified. Total Phoenix market full-run linage for the 1996 period, including The Phoenix Gazette, was 1,106. Advertising revenue was not significantly affected by the closure of The Phoenix Gazette and has not been restated.

 Operating Expenses

  Compensation cost, which includes payroll and fringe benefits, increased 4.9% to $59.6 million in the first quarter of 1997. Excluding the acquisitions, compensation costs would have increased 0.3%. Period over period headcount (excluding Westech) decreased 2.7% due primarily to the closure of The Phoenix Gazette and the impact of the conversion from a carrier-based distribution arrangement to an agency-based distribution work force in Indianapolis. Newsprint and ink expense decreased to $24.3 million in the first quarter of 1997, a 24.8% decrease from the first quarter of 1996. Excluding the acquisitions, newsprint and ink expenses would have decreased 26.8%. Sharply lower prices of newsprint of approximately 30% in the first quarter of 1997 compared to the first quarter 1996 have resulted in a significant decrease in costs; however, the Company increased newsprint consumption by 6.5% due to the acquisitions and increased advertising linage. Other operating costs increased to $39.3 million in the first quarter of 1997, a 20.9% increase from the first quarter of 1996. Excluding the acquisitions, operating costs increased 12.7%. Significant items contributing to the increase in operating costs included higher property taxes in Phoenix and Indianapolis, charges associated with the Phoenix client server computer system, and changes in circulation distribution methods in Indianapolis.

  Depreciation and amortization expense increased 26.6% to $10.7 million in the first quarter of 1997 compared with the first quarter of 1996. Excluding the effects of the acquisitions, depreciation and amortization expense would have increased 13.7% as a result of the new office building and client server computer system in Phoenix and distribution centers and inserting equipment at both locations.

  The Company recorded work force reduction costs of approximately $6.0 million in the first quarter of 1997. Of this amount, approximately $4.8 million resulted from the closure of The Phoenix Gazette where approximately 85 positions were eliminated. The balance of the charge related to the costs of eliminating 18 positions in the conversion of distribution systems in Indianapolis.

 Non-Operating Items

  Other net non-operating income (primarily investment income) decreased 31.5% in the first quarter of 1997 primarily due to a reduction in investable cash because of the acquisitions. Income tax expense increased 105.3% reflecting sharply higher taxable income. Equity in Affiliate decreased $1.0 million due to a reduction in newsprint selling prices being realized by Ponderay Newsprint Company.

FISCAL YEARS 1994, 1995 AND 1996

 Results of Operations

  Fiscal 1996 was a year of record revenues and profits for the Company. Earnings per share for 1996 were $2.31, up $.28 from the $2.03 reported in 1995. The 1995 earnings increased $.48 from the $1.55 earned in 1994. All three years included work force reduction and/or asset impairment costs that negatively impacted earnings. Earnings per share, adjusted for these costs, would have been $2.43 in 1996, $2.11 in 1995 and $1.71 in 1994. The results for 1995 included an additional week when compared with the 1996 and 1994 periods.

  Operating income for 1994, 1995 and 1996 was $75.7 million, $85.9 million and $99.9 million, respectively, rising 13.4% in 1995 and 16.3% in 1996. The 1996 results include ten months of activity from the McCormick acquisition and all three years included the effects of asset impairment and/or work force reduction costs. Excluding these items, operating income would have been $82.8 million, $89.2 million and $103.6 million in 1994, 1995 and 1996, respectively. EBITDA for the three year period (excluding asset impairment and work force reduction charges) increased each year to $109.4 million, $117.7 million and $141.0 million, respectively.

  Net income increased from $41.3 million in 1994 to $54.0 million in 1995, an increase of 30.7%, and to $61.5 million in 1996, an increase of 14.0%. Had the Company not incurred the charges for asset impairment and work force reductions, net income would have been $45.6 million, $56.2 million, and $64.7 million in 1994, 1995 and 1996, respectively.

 Operating Revenues

  The Company's operating revenues rose 11.6% in 1995 and 7.0% in 1996. These comparisons include the effects of the McCormick acquisition effective as of March 1, 1996 and the fifty-third week in 1995. Excluding these two items, operating revenues would have increased 9.7% and 6.2%, respectively.

  Total advertising revenues were $395.5 million in 1994, $446.7 million in 1995 and $479.5 million in 1996. The 1995 gain of 13.0% and the 1996 gain of 7.3% were both affected by the fifty-third week in 1995, and 1996 was impacted by the McCormick acquisition. Excluding both of these items, comparable increases would have been 11.1% and 7.3%, respectively. The balance of the advertising revenue changes resulted primarily from increases in advertising linage and higher advertising rates. Major market linage volume for the period was:


                                     FULL-RUN LINAGE IN SIX COLUMN INCHES
                          ----------------------------------------------------------
                                    FISCAL YEAR ENDED
                          -------------------------------------- 1994-1995 1995-1996
                          DECEMBER 25, DECEMBER 31, DECEMBER 29,  PERCENT   PERCENT
                              1994         1995         1996      CHANGE    CHANGE
                          ------------ ------------ ------------ --------- ---------
                                      (IN THOUSANDS)
By advertising category:
  Retail................    3,257.6      3,558.4      3,280.3       9.2%     (7.8)%
  National..............      282.6        284.3        439.0        .6      54.4
  Classified............    3,189.6      3,607.2      3,774.2      13.1       4.6
                            -------      -------      -------
    Total...............    6,729.8      7,449.9      7,493.5      10.7        .6
                            =======      =======      =======
By major market:
  Phoenix...............    4,013.6      4,513.4      4,517.5      12.5%       .1%
  Indianapolis..........    2,716.2      2,936.5      2,976.0       8.1       1.3
                            -------      -------      -------
    Total...............    6,729.8      7,449.9      7,493.5      10.7        .6
                            =======      =======      =======

  The 1995 linage amounts included the effects of the fifty-third week. Areas of particular advertising strength in 1996 included real estate and automotive advertising in Phoenix and major department stores and automotive advertising in Indianapolis. Areas which showed a decrease in linage during 1996 included certain areas of retail advertising, primarily the department store category in Phoenix and the grocery store category in both major markets. Advertising revenues were further enhanced by Phoenix rate increases ranging from 5.0% to 8.0% and Indianapolis rate increases ranging from 4.5% to 7.0%. Both newspapers also raised advertising rates at various times throughout 1995.

  Circulation revenues for 1994, 1995 and 1996 were $121.8 million, $129.5 million, and $134.1 million, respectively, increasing 6.3% in 1995 and 3.6% in 1996. Excluding the effects of the McCormick acquisition and the fifty-third week of 1995, the corresponding increases would have been 4.4% and 3.0%, respectively. The combined average daily and Sunday circulation for Phoenix and Indianapolis were:

                                 COMBINED AVERAGE DAILY CIRCULATION
                     ----------------------------------------------------------
                               FISCAL YEAR ENDED
                     -------------------------------------- 1994-1995 1995-1996
                     DECEMBER 25, DECEMBER 31, DECEMBER 29,  PERCENT   PERCENT
                         1994         1995         1996      CHANGE    CHANGE
                     ------------ ------------ ------------ --------- ---------
Phoenix.............   457,846      461,101      456,555        .7%     (1.0)%
Indianapolis........   317,246      302,138      285,355      (4.8)     (5.6)
                                     AVERAGE SUNDAY CIRCULATION
                     ----------------------------------------------------------
                               FISCAL YEAR ENDED
                     -------------------------------------- 1994-1995 1995-1996
                     DECEMBER 25, DECEMBER 31, DECEMBER 29,  PERCENT   PERCENT
                         1994         1995         1996      CHANGE    CHANGE
                     ------------ ------------ ------------ --------- ---------
Phoenix.............   591,087      585,226      584,496      (1.0)%     (.1)%
Indianapolis........   404,468      399,347      402,884      (1.3)       .9

  In 1995, the Phoenix and Indianapolis newspapers each consolidated their morning and evening newsroom staffs. These changes were designed to create more resources for expanded coverage of urban and suburban news along with continued expansion of new forms of information distribution. As a result of these actions, the morning and evening newspaper products had similar news content which caused most duplicate subscribers to drop their evening subscriptions, resulting in decreased combined average daily circulation in both markets. Circulation rate increases more than offset the decline in the number of papers sold.

  Circulation revenues were favorably impacted by a $.35 increase in the Phoenix home-delivered price per week, to a range of $3.25 to $3.50, in August 1995, and a Sunday single copy price increase of $.50 to $2.00 in March 1995. Indianapolis instituted September 1996 increases of $.30 per week for the weekly home price of The Indianapolis Star to $3.60 and a single copy price increase of $.25 for the Sunday Star to $1.75. Indianapolis also increased prices by $.30 for the home-delivered afternoon paper to $1.80 and the daily single copy price of both papers from $.35 to $.50 in March 1995.

 Operating Expenses

  Compensation costs, which include payroll and fringe benefits, increased 2.6% to $222.7 million in 1995 and 2.5% to $228.3 million in 1996. Excluding the effects of the McCormick acquisition and the fifty-third week of 1995, compensation costs would have increased 1.0% for 1994 compared with 1995 and 2.1% for the 1995 to 1996 period. Although 1996 headcount decreased approximately 2.8%, the 1996 increase in costs was attributable to a change in the discount rate used in post-retirement and pension calculations and one-time labor costs associated with the move of editorial and business personnel in Phoenix to a new office building.

  Newsprint and ink expense increased 44.4% to $110.1 million in 1995 and 2.8% to $113.2 million in 1996. Excluding the effects of the McCormick acquisition and the fifty-third week in 1995, newsprint and ink expense would have increased 41.6% in 1995 and 2.0% in 1996. The increase was due to the effects of rapidly escalating newsprint prices throughout 1995 which reached a peak in the first quarter of 1996, followed by decreasing prices throughout the last three quarters of 1996. Newsprint consumption for 1996, when compared with 1995 (excluding the McCormick acquisition) decreased .4% compared with a 2.5% consumption increase in 1995 versus 1994 levels.

  Other operating costs for 1994, 1995 and 1996 were $116.9 million, $129.4 million and $137.9 million respectively, representing a 1995 increase of 10.6% and a 1996 increase of 6.6%. Excluding the effects of the McCormick acquisition and the fifty-third week of 1995, operating costs would have increased 9.5% and 5.0%. Items contributing to the 1996 increase included operating duplicate office facilities, implementation of a new client server computer system, additional circulation costs and the opening of new distribution centers in Phoenix. The 1995 operating cost increases related to production and delivery of zoned advertising products, promotional expenses and higher property taxes.

  Depreciation and amortization expense was $26.6 million, $28.5 million and $35.5 million for 1994, 1995 and 1996, respectively. Excluding the McCormick acquisition, 1996 depreciation and amortization expense would have been $33.4 million. The 1996 increase of 17.4% resulted from the depreciation expense associated with the Phoenix client server computer system, the opening of a packaging facility in Indianapolis and additional distribution centers. The 1995 increase of 6.9% was primarily due to the first phase implementation of the client server computer system and the opening of a new inserting facility in Indianapolis.

  During 1996, the Company recognized asset impairment costs for a Phoenix office building held for sale and a charge for the premature retirement of a Phoenix conveyor system. These losses were recorded using the provisions of SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of," which the Company adopted during 1996.

  The Company recorded work force reduction costs of $7.1 million, $3.3 million and $1.3 million in 1994, 1995 and 1996, respectively. The 1996 amount related primarily to voluntary early retirement programs in

Indianapolis and work force reduction costs related to the consolidation of the Company's Muncie, Indiana morning and evening newspapers. The 1995 and 1994 work force reduction costs related to voluntary early retirement programs in Indianapolis and Phoenix which were undertaken due to economic conditions, increasing costs and changes in technology.

 Non-Operating Items

  Other non-operating income (primarily investment income) was $5.0 million, $8.2 million and $4.0 million for 1994, 1995 and 1996, respectively. The $4.2 million decrease in 1996 was attributable to a reduction in investable cash related to the acquisition of McCormick along with a general reduction in interest rates. The $3.2 million increase in 1995 reflected higher rates of return on investments and the full year effect of a new cash management policy implemented in July 1994.

  Income tax expense for 1994, 1995 and 1996 was $32.8 million, $38.0 million and $42.4 million, reflecting effective tax rates of 40.7%, 40.5% and 40.9%, respectively. The increase in the effective income tax rate in 1996 was primarily due to the increased non-tax deductible goodwill associated with the McCormick acquisition, offset by the tax benefits received from filing a consolidated state income tax return in Arizona.

EQUITY IN AFFILIATE

  The Company's investment in Ponderay is accounted for using the equity method, which reflects the Company's share of Ponderay's net income or loss, tax credits and related income tax expense or benefit. Ponderay's operating results include interest expense on its long-term debt. Income from Equity in Affiliate increased $2.3 million to $1.7 million in 1996 from a loss of $.6 million in 1995. A loss in the amount of $3.6 million from Equity in Affiliate was reported in 1994. These changes were attributable to fluctuations in the sales price of newsprint realized by Ponderay. Based upon current pricing, Ponderay is expected to report a loss in 1997. The Company does not anticipate making additional cash investments in Ponderay during 1997. See further discussion in Note 10 to the 1996 Consolidated Financial Statements.

LIQUIDITY AND CAPITAL RESOURCES

  Net cash provided by operating activities is the Company's primary source of liquidity. Net cash provided by operating activities of $41.9 million, $62.3 million and $122.0 million in 1994, 1995 and 1996, and $73.5 million and $61.1 million for the first quarters of 1996 and 1997, respectively, include the effects of net purchases of or proceeds from trading securities. Net cash provided by operating activities, excluding the impact of net purchases of or proceeds from trading securities, were $87.6 million, $79.9 million and $81.3 million and $32.1 million and $59.1 million for the comparable periods. Changes between all periods were primarily attributable to increases in earnings and changes in working capital. Principal uses of cash in 1996 and the first quarter of 1997 were capital expenditures, the acquisitions, payment of dividends and repurchases of Class A Common Stock. As of March 30, 1997, the Company's cash and investments in marketable securities totaled $71.4 million, up $9.6 million from $61.7 million at December 29, 1996. Working capital as of March 30, 1997 was $78.7 million, down $13.6 million from $92.3 million at December 29, 1996. This reduction was primarily due to the Westech acquisition and the repurchase of Class A Common Stock.

  Total capital expenditures in 1996 were $46.5 million, down from $58.7 million in 1995 and up from $23.3 million in 1994. Capital expenditures for the first quarter of 1997 were $6.7 million compared with $12.3 million for the first quarter of 1996. The majority of these expenditures in 1996 and 1995 related to the new Phoenix office building completed in 1996 and a client server computer system placed in service in 1995 and 1996. It is expected that capital expenditures for 1997 will be approximately $28.0 million, primarily for computer system enhancements, replacement of equipment and distribution facility improvements. As of the date hereof, there are no significant formal commitments related to future capital projects.

  In the second quarter of 1997, the Company intends to obtain a $60.0 million unsecured, uncommitted, short-term credit facility to fund a portion of the purchase price of the Goodrich Repurchase. The balance of the purchase price will be financed through internally generated funds.

  On March 19, 1996 the Board of Directors of the Company authorized the repurchase of up to 1,000,000 shares of the Company's Class A Common Stock. The shares may be purchased over three years on the open market or in privately negotiated transactions. Through March 30, 1997, the Company had repurchased 580,600 shares at an aggregate cost of approximately $22.1 million. The Board of Directors has independently authorized the Goodrich Repurchase.

  The Company guarantees debt related to Ponderay which is discussed in Note 10 to the Consolidated Financial Statements.

  Dividends of $.72 per share on Class A Common Stock and $.072 per share on Class B Common Stock were paid during 1996. This represents an increase over the prior year of $.10 per share on the Class A Common Stock and $.01 per share on the Class B Common Stock. Cash dividend payments of $15.2 million, $16.4 million and $19.6 million were made in 1994, 1995 and 1996, respectively. Dividends of $.19 per share on the Class A Common Stock and $.019 on the Class B Common Stock were declared during the first and second quarters of 1997. The first quarter dividends were paid in April 1997 and the second quarter dividends are payable in July 1997.

  The Company has demonstrated a consistent ability to generate net cash flow from operations. As a result, management believes that existing cash and investments, available bank credit resources and net cash flow from operations will be sufficient to fund existing capital and investment needs along with working capital requirements for the foreseeable future.

INFLATION AND CHANGING PRICES

  Over the past several years, the impact of inflation on the Company's operations has become less significant because of lower overall inflation rates. However, the Company and the newspaper industry as a whole have experienced wide fluctuations in newsprint pricing. Variations in newsprint pricing can have a significant impact on earnings for any given year. The Company has attempted to offset newsprint price increases through the conservation of newsprint and by increasing advertising and circulation rates.

NEW ACCOUNTING STANDARDS

  The Company invests a portion of its cash equivalents in preferred equity securities which, for purposes of SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities," are classified as trading securities. The costs of the net purchases of or proceeds from trading these securities are included in net cash provided by operating activities. In 1996, the Company adopted SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of." The application of this standard resulted in a charge to earnings of $2.5 million net of tax.

  The Company adopted SFAS No. 123, "Accounting for Stock Based Compensation" in 1996. The statement prescribes accounting and reporting standards for all stock based compensation plans. SFAS No. 123 allows companies to continue to use existing methods for recognizing the expense of these plans and provide pro forma earnings per share and other disclosures in the financial statements using the fair value method prescribed in the statement. The Company has elected the pro forma disclosure provisions of this statement.

  In February 1997, the Financial Accounting Standards Board issued SFAS No. 128, "Earnings Per Share," establishing new standards in reporting earnings per share. This standard is effective for fiscal years ending after December 15, 1997, including interim periods, and therefore will be adopted by the Company when reporting fiscal year ending December 28, 1997 results. It is not expected to have a material impact on the Company's earnings per share.

FORWARD LOOKING STATEMENTS

  This document contains material that is forward-looking in nature relating to such matters as anticipated financial performance, business prospects and similar matters. All forward-looking statements are based upon information available to the Company at the time they are made and the Company assumes no obligation to update any forward-looking statements. A variety of factors could cause the Company's actual results to differ materially from the expectations expressed in the forward-looking statements. The risks and uncertainties that may affect the operations, performance and results of the Company's business include, but are not limited to:

  . economic weakness in the Company's geographic markets

  . weakness in retail and/or classified advertising revenue due to various factors including retail consolidations, declines in the advertising budgets of major customers, and increased competition from print and non-print products

  . declines in circulation due to changing reader preferences and/or new forms of information dissemination

  . fluctuations in the price of newsprint

  . an increase in distribution and/or production costs over anticipated levels

  . the negative impact of issues related to labor agreements

                                    BUSINESS

  The Company publishes the only major daily newspapers in each of its key markets of the greater Phoenix metropolitan area and central Indiana. The Company's flagship newspapers are The Arizona Republic in Phoenix and The Indianapolis Star in Indianapolis, both of which have been published for over a century. The average daily circulation levels were 407,551 for The Arizona Republic and 230,932 for The Indianapolis Star for the fiscal year ended December 29, 1996. According to circulation statistics compiled by the Newspaper Association of America, The Arizona Republic has been the second fastest growing major daily morning newspaper in the country over the last three years. Circulation penetration at December 31, 1996 for The Arizona Republic was approximately 45% daily and 57% Sunday and for the Indianapolis newspapers was approximately 45% daily and 64% Sunday, according to the Audit Bureau of Circulation ("ABC"), ranking them among the highest in the industry. The Company's control of the only major daily newspapers in each of its key markets is of critical importance in attracting and maintaining advertising, the Company's principal source of revenue. Moreover, the Company generates in excess of 80% of its circulation from subscriptions, thereby adding relative stability to its revenue base.

  The Company's financial objective is to continue to build value for its shareholders by focusing on the strengths inherent in its current markets while selectively pursuing acquisitions. The principal elements of the Company's strategy are the following:

  ENHANCE ADVERTISING AND CIRCULATION REVENUE BASE. Controlling the only major daily newspapers in its key markets, the Company enjoys a competitive advantage in attracting and maintaining advertising, especially compared to other advertising vehicles such as radio and television broadcasting stations, each of which individually reach a significantly smaller audience. The Company's newspaper advertising revenue growth over the past three years has consistently surpassed that of most other major newspaper companies. The Company continues to expand its advertising revenue base through the development of long-term relationships with key advertising accounts and the promotion of cross-selling opportunities. The Company also recently restructured the sales and marketing departments at both The Arizona Republic and The Indianapolis Star, incorporating more sales-based incentives into the compensation structure, which the Company believes will produce greater advertising revenue.

  The Company's daily home-delivered subscription base represents more than 80% of total circulation, exceeding the industry average of approximately 70%. The large subscription base adds relative stability to the Company's revenue base, and the Company continues to emphasize and improve the quality of daily home delivery.

  CONTINUE TO ACHIEVE COST EFFICIENCIES. The Company has recently identified several areas for more efficient cost management and has begun to exploit these opportunities. Recent initiatives include the January 1997 closing of The Phoenix Gazette, the afternoon newspaper in Phoenix, the consolidation of The Muncie Star and the Muncie Evening Press into The Star Press in May 1996, the introduction of client server computer systems throughout The Arizona Republic and the consolidation of the editorial function in Indianapolis. The Company will continue to pursue such opportunities, with a particular focus on increasing production automation, improving distribution and enhancing workforce productivity.

  SELECTIVELY PURSUE BRAND-ENHANCING ACQUISITIONS AND NEW PRODUCT DEVELOPMENTS.
   The Company pursues acquisitions where it believes it can add or derive significant value from its operating expertise or line extension opportunities. Recent acquisitions include the March 1996 acquisition of the Alexandria Daily Town Talk newspaper and the February 1997 purchase of Westech. Additional product developments include the development of web sites for each of the Company's major newspapers.

THE ARIZONA REPUBLIC

  In Phoenix, the Company currently publishes The Arizona Republic, the second fastest growing major daily morning newspaper in the United States, together with the Arizona Business Gazette, a weekly newspaper. The

Company, together with a group of other investors, originally acquired a 30% interest in The Arizona Republic and The Phoenix Gazette in 1946. The Company has owned 100% of these newspapers since 1977. On January 18, 1997, the Company ceased publication of The Phoenix Gazette. The average paid circulation of The Phoenix Gazette for the 52 weeks ended December 29, 1996 was 49,004. The Company has determined that approximately 85% of the subscribers of The Phoenix Gazette have subsequently subscribed to The Arizona Republic.

 Circulation

  Approximately 86% of the daily and 74% of the Sunday circulation of The Arizona Republic were home-delivered as of December 29, 1996, with the remainder being single copy sales. The circulation level of The Arizona Republic is seasonal due to the large number of part-year residents in the Phoenix area. Typically, circulation for The Arizona Republic achieves its highest levels in February and March and decreases during the late spring and summer months. During 1996, the seasonal variation was approximately 86,000. The following table shows the average paid daily circulation for The Arizona Republic and The Phoenix Gazette for the periods shown. The figures for 1994 and 1995 are based upon reports issued by the ABC, an independent agency which audits the circulation of daily and Sunday newspapers, and include circulation outside the Phoenix metropolitan statistical area ("MSA"). The figures for periods subsequent to 1995 are based upon the records of the Company because no ABC report is available for any period after 1995 as of the date of this Prospectus. Net circulation revenue for the periods shown is based upon the records of the Company.

                           52 WEEKS     53 WEEKS     52 WEEKS     13 WEEKS ENDED
                            ENDED        ENDED        ENDED     -------------------
                         DECEMBER 25, DECEMBER 31, DECEMBER 29, MARCH 31, MARCH 30,
                             1994       1995(1)      1996(1)      1996      1997
                         ------------ ------------ ------------ --------- ---------
The Arizona Republic
 (Sunday)...............   587,919      581,337      584,496     621,310   618,546
The Arizona Republic
 (Daily)................   379,093      387,986      407,551     430,628   487,050
The Phoenix Gazette
 (Daily)................    75,494       71,123       49,004      63,719       --
Net circulation revenue
 (in thousands).........   $77,537      $84,212      $87,790     $23,378   $23,070(2)

--------
(1) In 1995, The Arizona Republic and The Phoenix Gazette consolidated their newsroom staffs. Due to this combination, the morning and afternoon content of the newspapers was similar, which caused many duplicate readers to cancel their subscription to The Phoenix Gazette.
(2) Net circulation revenue includes The Phoenix Gazette through January 18, 1997, the last day of its publication.

  The Arizona Business Gazette contains business news and legal notices relating to the Phoenix metropolitan area. The average paid circulation of the Arizona Business Gazette was 10,340, 10,351 and 10,491 for 1994, 1995 and 1996, respectively.

  The home-delivered pricing structure for seven day subscriptions is based on length of subscription. The home-delivered price for The Arizona Republic (seven days) in the Phoenix MSA, ranges from $3.25 per week for a fifty-two week subscription to $3.50 per week for an eight-week subscription. There is also a four-week direct bank debit option of $3.25 per week. The home-delivered price for The Arizona Republic (six days) is $2.10 per week for all subscription terms. A weekend package comprising the Sunday paper and the Friday and Saturday edition is offered at $2.50 per week. The single copy price of the morning paper is $.50 and $2.00 for the Sunday paper.

 Advertising

  The newspapers generate revenue from two primary types of advertisements, "run-of-paper," which are printed in the body of the newspaper, and "preprinted," which are furnished by the advertiser and inserted into the newspaper. The Company derives the majority of its advertising revenue for its Arizona newspapers from run-of-paper advertisements. However, like other major newspapers, The Arizona Republic has experienced an increase in advertisers' use of preprinted advertisements in recent years. Because preprinted advertisements are furnished by the advertisers and can be distributed by alternate means, revenues and profits from preprinted advertisements are generally lower than those from run-of-paper advertisements. To encourage use of run-of-paper advertisements, the Company structures its advertising rates to provide more favorable rates to high volume and frequent run-of-paper advertisers.

  The Company also structures its advertising format to accommodate the numerous communities that comprise the Phoenix metropolitan area. The Arizona Republic publishes "Community" sections that are inserted in up to twelve zoned editions on certain days of the week. Zoned editions, which include news stories and advertisements targeted to specific communities or geographic areas, provide an important means of competing with news coverage of local newspapers and thereby promote circulation. Other part-run sections are also provided to accommodate the needs of advertisers for more targeted distribution.

  The combined run-of-paper advertising linage for the Company's Arizona newspapers for the periods shown and the combined advertising revenues of the newspapers for such periods are set forth in the following table:

                            52 WEEKS     53 WEEKS     52 WEEKS     13 WEEKS ENDED
                             ENDED        ENDED        ENDED     -------------------
                          DECEMBER 25, DECEMBER 31, DECEMBER 29, MARCH 31, MARCH 30,
                              1994         1995         1996      1996(1)   1997(1)
                          ------------ ------------ ------------ --------- ---------
                                                (IN THOUSANDS)
Advertising linage--run-
 of-paper in
 six column inches
  Full-run..............       4,014        4,513        4,518        652       687
  Part-run..............       2,350        2,278        2,164        251       288
  Weekly................         269          245          243         66        66
Net advertising revenue.    $248,528     $284,468     $302,294    $73,851   $80,534

--------
(1) For comparability, linage statistics for the thirteen weeks ended March 31, 1996 and March 30, 1997 exclude linage of The Phoenix Gazette, which ceased publication in January 1997. Linage statistics for the thirteen weeks ended March 31, 1996 including The Phoenix Gazette were 1,106 full-run, 566 part-run and 66 weekly. Advertising revenue was not significantly affected by the closure of The Phoenix Gazette and has not been restated.

 Distribution

  The Company distributes The Arizona Republic primarily by home delivery through a network of independent contractors. The Company has implemented a centralized billing system which removes the responsibility for billing and collection from the independent contractors. Newspapers are distributed to the independent contractor network by an outside company which has been under contract for over forty years.

 Production

  The Arizona Republic's editing and composing functions are performed primarily at its facility in downtown Phoenix. The Arizona Republic was the first major daily newspaper in the country to have its pages fully composed by computer generation, enabling the Company to produce a higher quality product. Electronic pagination allows entire pages of the newspaper to be formatted at a computer terminal. Composed pages are electronically transmitted from the newspaper's downtown facility to its two satellite production facilities.

  The Arizona Republic's two satellite production facilities are located in Deer Valley, which is north of downtown Phoenix, and in Mesa, Arizona. The Deer Valley facility includes four offset presses and related production equipment as well as circulation, advertising and editorial offices and began production during the first quarter of 1992 with full operation commencing in the third quarter of 1992. The Mesa facility began operation in 1982 and has been subsequently expanded and upgraded. It has three offset presses and related production equipment. The Company owns an additional site in western Maricopa County for a possible satellite production facility to meet future growth.

INDIANAPOLIS NEWSPAPERS, INC.

  In Indianapolis, the Company's primary newspapers are The Indianapolis Star (mornings and Sunday) and The Indianapolis News (evenings). The Company formed Indianapolis Newspapers, Inc. ("INI") in 1948, through which it currently publishes The Indianapolis Star and The Indianapolis News. At the end of 1996, the Company owned 90.2% of the voting equity of INI and had the right to elect INI's Board of Directors. On January 3, 1997, the Company acquired the remaining voting equity of INI through the issuance of nonvoting preferred stock of INI with an aggregate liquidation value of $18,920,000, entitling the holders to aggregate annual dividends of $1,324,000. The preferred stock is callable in five years by INI and is redeemable any time by the holders thereof at the stated value plus any accrued but unpaid dividends.

 Circulation

  Approximately 81% of the daily and 80% of the Sunday circulation of The Indianapolis Star and 81% of the daily circulation of The Indianapolis News was home-delivered as of December 29, 1996, with the remainder being single copy sales.

  The following table shows the average paid daily circulation for The Indianapolis Star and The Indianapolis News for the last three fiscal years. The figures for 1994 and 1995 are based upon reports issued by the ABC and include circulation outside the Indianapolis metropolitan statistical area. The figures for the periods after 1995 are based upon records of the Company because no ABC report is available for any period after 1995 as of the date of this Prospectus. Net circulation revenue is based upon the records of the Company.

                           52 WEEKS     53 WEEKS     52 WEEKS     13 WEEKS ENDED
                            ENDED        ENDED        ENDED     -------------------
                         DECEMBER 25, DECEMBER 31, DECEMBER 29, MARCH 31, MARCH 30,
                             1994         1995         1996       1996      1997
                         ------------ ------------ ------------ --------- ---------
The Indianapolis Star
 (Sunday)...............    404,468      399,539      402,710    403,134   393,219
The Indianapolis Star
 (Daily)................    229,876      227,849      231,280    229,984   230,111
The Indianapolis News
 (Daily)................     87,468       73,141       54,263     60,127    44,549
Net circulation revenue
 (in thousands).........    $38,886      $39,507      $37,205     $9,089    $9,980

  The home-delivered price for The Indianapolis Star (seven days) in the Indianapolis metropolitan statistical area is $3.60 per week. The home-delivered price for The Indianapolis News (six days) is $1.80 per week. The single copy price is $.50 for each daily paper. The home-delivered price of the Sunday newspaper is $1.50, and the single copy price is $1.75.

 Advertising

  As is the case for the Arizona newspapers, the Company's Indianapolis newspapers derive the majority of their advertising revenues from run-of-paper advertisements. The Indianapolis Star and The Indianapolis News have also experienced an increase in advertisers' use of preprinted advertisements in recent years. To encourage use of run-of-paper advertisements, the Company structures its advertising rates to provide more favorable rates to high volume and frequent run-of-paper advertisers. The combined run-of-paper advertising linage for The Indianapolis Star and The Indianapolis News for the past three fiscal years and the combined advertising revenue of the newspapers for such periods are set forth in the following table:

                            52 WEEKS     53 WEEKS     52 WEEKS     13 WEEKS ENDED
                             ENDED        ENDED        ENDED     -------------------
                          DECEMBER 25, DECEMBER 31, DECEMBER 29, MARCH 31, MARCH 30,
                              1994         1995         1996       1996      1997
                          ------------ ------------ ------------ --------- ---------
                                                (IN THOUSANDS)
Advertising linage--run-
 of-paper in six column
 inches
Full-run................       2,716        2,937        2,976        634       807
Net advertising revenue
 .......................    $131,288     $145,267     $149,658    $33,875   $39,195

 Distribution

  Through 1996, the Company distributed The Indianapolis Star and The Indianapolis News primarily by home delivery through a network of approximately 3,200 carriers. Carriers are independent contractors who purchase newspapers from the Company and resell them at a markup to their customers.

  In 1997, the Company's Indianapolis newspapers are converting from a carrier-based delivery system to an agency-based distribution system for the Indianapolis metropolitan area and its eight surrounding counties. Approximately 1,450 carriers will be replaced by 120 independent delivery agents, who will be paid on a commission basis. The Company believes the conversion will allow for uniform pricing, will result in higher levels of customer satisfaction, and will help facilitate the creation of customer data bases.

 Production

  The Indianapolis Star and The Indianapolis News merged their editorial news staffs in 1995 and share production and distribution facilities. All editorial and production functions are handled from the Company's facility in downtown Indianapolis. The Company's downtown Indianapolis production facility is equipped with six offset presses and related production and distribution equipment.

  The Indianapolis Star and The Indianapolis News have recently implemented several formatting changes to promote greater standardization and customization. The weather, editorial and obituary sections are now anchored daily on the same pages, and there are weekday stand-alone classified and automotive sections, as well as a four-page daily "Metro" section with local coverage for each of the major metropolitan distribution areas.

SMALLER NEWSPAPERS

  In March 1996, the Company purchased 100% of the outstanding common stock of McCormick & Company, Inc., the parent company of the Alexandria Daily Town Talk newspaper and McCormick Graphics, Inc., a commercial printing subsidiary. The Alexandria Daily Town Talk serves Rapides Parish in Central Louisiana and the outlying areas within a 50 mile radius, with a population base of approximately 350,000. As of December 29, 1996, the average paid circulation of the Alexandria Daily Town Talk was 38,758 daily and 41,504 Sunday.

  The Company also publishes The Star Press (mornings and Sundays) in Muncie, Indiana. The Company had formerly published two newspapers in the Muncie market, The Muncie Star and the Muncie Evening Press, but merged the two newspapers into The Star Press in May 1996 in order to improve product quality and cost efficiency. The Star Press serves Muncie and east central Indiana which has a population base of just over 300,000. As of December 29, 1996, the average paid circulation of The Star Press was 36,200 daily and 41,318 on Sunday.

  The Company, through its subsidiary, Topics Newspapers, Inc., publishes The Daily Ledger (which for 1996 had an average daily circulation of 10,506) and fourteen controlled circulation newspapers (which for 1996 had an average weekly circulation of 108,955) that serve the northern suburbs of Indianapolis, the fastest growing area of metropolitan Indianapolis.

  The Company publishes the Vincennes Sun-Commercial, a daily newspaper which serves the city of Vincennes, Indiana, with a population of approximately 19,800. As of December 29, 1996, the average paid circulation of the Vincennes Sun-Commercial was 15,326 daily (five days) and 17,604 Sunday.

  The revenues earned by these smaller publications represented approximately 4% in 1994 and 1995 and 7% in 1996 of total Company revenues.

WESTECH

  In February 1997, the Company acquired an 80% interest in the Santa Clara, California-based Westech companies. Westech consists of Westech ExpoCorp, which organizes job fairs for the high tech industry; High

Technology Careers, which publishes High Technology Careers Magazine and Virtual Job Fair (http://www.vjf.com), an internet-based resume posting and research service; and JobsAmerica, which organizes job fairs for service industry positions.

  Westech has enjoyed rapid growth in recent years and had approximately $20 million of revenue in 1996. Operating margins in this business have historically been higher than those associated with the newspaper publishing industry.

  The Company believes that the acquisition of Westech is a strategic extension of its business of matching employers and employees. A substantial portion of the Company's revenues are derived from recruitment advertising and, historically, recruitment advertising has been the most important means for employers to find qualified employees and for job seekers to find employment. The Company believes that recruitment classified advertising will continue to be an important avenue for job placement in the future, that an increasing number of placements will be made using the internet and job fairs and that the acquisition of Westech should ensure that the Company is well positioned to provide career services information to employers and employees through a variety of cost-effective channels.

  Historically, Westech has operated predominantly in five western states. The Company plans to expand Westech into other major U.S. cities with high technology employment opportunities.

RAW MATERIALS--PONDERAY NEWSPRINT COMPANY

  The Company consumed approximately 169,100 metric tons of newsprint in fiscal year 1996 and expects that consumption will increase in 1997 due primarily to linage gains. The Company currently obtains its newsprint from a number of suppliers, both foreign and domestic, under long-term contracts, standard in the industry, which offer dependable sources of newsprint at current market rates.

  To provide the Company with an additional source of newsprint for a portion of its needs, the Company, together with four other newspaper publishing companies and a Canadian newsprint manufacturer, formed a general partnership, Ponderay Newsprint Company ("Ponderay"), to own and operate a newsprint mill in Usk, Washington. The mill began operations in December 1989. The Company is required to purchase on an annual basis the lesser of 13.5% of Ponderay's newsprint production or 28,400 metric tons on a "take if tendered" basis until the Ponderay debt is repaid.

COMPETITION

  The Company faces competition for advertising revenue from television, radio and direct mail programs, as well as competition for advertising and circulation from suburban neighborhood and national newspapers and other publications. Competition for advertising is based upon circulation levels, readership demographics, advertising rates and advertiser results. Competition for circulation is generally based upon the content, journalistic quality and price of the newspaper.

  In Phoenix, several suburban newspapers owned by major media corporations operate in cities that are part of the Phoenix metropolitan area and compete with The Arizona Republic for advertising and circulation. The most significant of these competitors is Thomson Corporation, which owns five daily newspapers in the East Valley region. These newspapers had a combined paid daily circulation of 101,000, compared to 171,000 for The Arizona Republic in this region in 1995, the period for which the latest ABC audit figures are available. The Arizona Republic recently introduced four new "Community" sections in order to maintain its position as the leading source of news and information in this region. In Indianapolis, the Company's newspapers do not experience significant direct competition from suburban newspapers.

EMPLOYEES--LABOR

  As of January 31, 1997, the Company had approximately 5,341 employees (including 1,523 part-time employees), 40% of whom were covered by a total of 23 collective bargaining agreements. Given the large number of collective bargaining agreements, the Company is frequently involved in labor negotiations. As of April 25, 1997, the Company was involved in ongoing negotiations with respect to 5 different bargaining agreements, involving approximately 435 employees engaged in various trades at the Company's facilities. No assurance can be given as to the outcome of these negotiations or as to the impact on the Company. The Company has never had a significant strike or work stoppage at its operations and considers its labor relationships with its employees to be satisfactory.

LEGAL PROCEEDINGS

  The Company becomes involved from time to time in various claims and lawsuits in the ordinary course of its business, including libel and invasion of privacy actions, and is involved from time to time in various governmental and administrative proceedings. Management believes that the outcome of any pending claims or proceedings will not have a significant adverse effect on the Company and its subsidiaries, taken as a whole.

                                   MANAGEMENT

  The executive officers and directors of the Company are:

             NAME              AGE             POSITION WITH COMPANY
             ----              ---             ---------------------
Frank E. Russell.............. 76  Chairman of the Board and Assistant Secretary
Louis A. Weil, III............ 56  President and Chief Executive Officer;
                                    Chairman of the Board of Phoenix Newspapers,
                                    Inc.; Director
Thomas K. MacGillivray........ 36  Vice President and Chief Financial Officer
Eric S. Tooker................ 35  Vice President, General Counsel and Secretary
Eugene S. Pulliam............. 82  Executive Vice President; Publisher of The
                                    Indianapolis Star and The Indianapolis News;
                                    Director
Malcolm W. Applegate.......... 61  President and General Manager of Indianapolis
                                    Newspapers, Inc.
John F. Oppedahl.............. 52  Publisher and Chief Executive Officer of
                                    Phoenix Newspapers, Inc.
William A. Franke............. 60  Director
L. Ben Lytle.................. 50  Director
Dan Quayle.................... 50  Director
Richard Snell................. 66  Director

  FRANK E. RUSSELL has been Chairman of the Company's Board of Directors and Assistant Secretary of the Company since January 1996. Mr. Russell served as President and Chief Executive Officer of the Company from 1979 through 1995. He has been a Director of the Company since 1974.

  LOUIS A. WEIL, III has been President and Chief Executive Officer since January 1996. He served as Publisher and Chief Executive Officer of The Arizona Republic and The Phoenix Gazette and Executive Vice President of Phoenix Newspapers, Inc. between July 1991 and January 1996. Mr. Weil served as Publisher of Time from May 1989 to July 1991 and President and Publisher of The Detroit News from May 1987 to May 1989. Mr. Weil serves as an independent director of Prudential's Domestic Equity, Domestic Fixed Income, Global Fixed Income and Municipal Bond mutual funds. He has been a Director of the Company since 1991.

  THOMAS K. MACGILLIVRAY has been Vice President since April 1997 and Chief Financial Officer since January 1996. Previously, he was Director of Investments from April 1993 to December 1995. He was Vice President and Equity Portfolio Manager for Sovran Capital Management from January 1989 to March 1993.

  ERIC S. TOOKER has been Vice President since April 1997 and General Counsel and Secretary since June 1996. From November 1989 through May 1996, he was Associate General Counsel at Conseco, Inc.

  EUGENE S. PULLIAM has been the Publisher of The Indianapolis Star and The Indianapolis News since 1975, Executive Vice President of the Company since 1973 and a Director of the Company since 1954. Mr. Pulliam is the uncle of Dan Quayle, who is a Director of the Company.

  MALCOLM W. APPLEGATE has been President since May 1993 and General Manager since July 1990 of Indianapolis Newspapers, Inc. From 1985 until assuming his current position with Indianapolis Newspapers, Inc., Mr. Applegate was publisher of the Lansing (Michigan) State Journal.

  JOHN F. OPPEDAHL has been Publisher and Chief Executive Officer of Phoenix Newspapers, Inc. since January 1996. Previously, he was Executive Editor of Phoenix Newspapers, Inc. since 1993 and Managing Editor of The Arizona Republic from 1989 to 1993.

  WILLIAM A. FRANKE has been the Chairman and Chief Executive Officer of America West Holdings Corporation, an aviation and travel service company, since February 1997 and the Chairman of the Board of its principal subsidiary, America West Airlines, Inc., an airline carrier. Mr. Franke was the subsidiary's Chief Executive Officer from December 1993 until February 1997, and its President from May 1996 until February 1997. He is a director of America West Holdings Corporation, America West Airlines, Inc., Phelps Dodge Corporation, Beringer Wine Estates, Mtel Latin America, Inc. and AirTransport Association of America. He is a director and Chairman of the Board of Airplanes Limited and a controlling trustee and Chairman of Airplanes U.S. Trust, entities involved in aircraft financing and leasing. He has been a director of the Company since 1990.

  L. BEN LYTLE has been President and Chief Executive Officer of Anthem Insurance Companies, Inc., an insurance holding company, since 1989 and presently serves as Chairman of the Board of Directors of its major subsidiaries. He is a director of Acordia, Inc., IPALCO, Inc., Duke REIT, and Bank One, Indianapolis, N.A. He is serving his first term as a Director of the Company.

  DAN QUAYLE has been Chairman of Campaign America, a political action committee, since 1995 and Chairman of BTC, Inc., a private company through which he operates certain of his personal business interests, since 1993. He served as Chairman of Circle Investors, Inc., a private financial services and insurance holding company from 1993 until February 1997, and served on the Board of Directors of Amtran, Inc. in 1996. He was Vice President of the United States from January 1989 to January 1993 and a United States Senator from January 1981 to January 1989. Mr. Quayle is a director of American Standard, Inc., U.S. Filter Corporation and Circle Investors, Inc. He has been a Director of the Company since 1993. Mr. Quayle is the nephew of Eugene S. Pulliam.

  RICHARD SNELL has been Chairman of the Board and Chief Executive Officer of Pinnacle West Capital Corporation, a utility holding company and Chairman of the Board of Arizona Public Service Company since 1990. He is also a director of Aztar Corporation and Bank One Arizona Corporation. He has been a Director of the Company since September 1996.

                         DESCRIPTION OF CAPITAL STOCK

  The Company's authorized capital stock consists of 75,000,000 shares of Class A Common Stock, without par value, 50,000,000 shares of Class B Common Stock, without par value, and 25,000,000 shares of Preferred Stock (the "Preferred Stock"). As of March 30, 1997, 23,197,911 shares of Class A Common Stock were issued and outstanding, 31,553,000 shares of Class B Common Stock (convertible into 3,155,300 shares of Class A Common Stock) were issued and outstanding, and no shares of Preferred Stock have been issued. As of March 30, 1997, the Class A Common Stock was held by 335 shareholders of record and the Class B Common Stock was held by 24 shareholders of record. All outstanding shares are legally issued, fully paid and nonassessable.

CLASS A COMMON STOCK AND CLASS B COMMON STOCK

 Voting Rights

  The Company's Articles of Incorporation provide that each share of Class A Common Stock entitles the holder thereof to one-tenth of a vote per share on all matters on which shareholders are entitled to vote. Each share of Class B Common Stock entitles the holder thereof to one vote per share on all matters on which shareholders are entitled to vote.

  In general, matters submitted to the vote of the shareholders, such as the election of directors, are voted on by holders of the Class A Common Stock and the Class B Common Stock voting together as a single class. Holders of Class A Common Stock and Class B Common Stock are not entitled to vote cumulatively for the election of directors. The holders of the Class B Common Stock hold approximately 93.1% of the combined voting power of the outstanding Class A Common Stock and Class B Common Stock. Under the Indiana Business Corporation Law, however, holders of Class A Common Stock are also entitled to vote as a separate class to approve amendments to the Company's Articles of Incorporation that modify rights, preferences and powers that affect the rights of the holders adversely, or to increase the number of authorized shares of Class A Common Stock.

 Dividend and Liquidation Rights

  Each share of Class A Common Stock and Class B Common Stock is entitled to receive dividends if, as and when declared by the Board of Directors of the Company. The Company's Articles of Incorporation provide that dividends must be paid on both the Class A Common Stock and the Class B Common Stock at any time that dividends are paid on either. It is further provided that each share of Class B Common Stock is entitled to receive only 10% of any dividend or other distribution in cash, stock (other than Class A Common Stock or Class B Common Stock) or property of the Company (including any liquidating distribution) made with respect to each share of Class A Common Stock. To the extent that a stock dividend is involved, holders of Class A Common Stock are entitled to receive only Class A Common Stock in respect of those shares and holders of Class B Common Stock are entitled to receive only Class B Common Stock in respect of those shares. Furthermore, the Articles of Incorporation of the Company provide that stock dividends on a class of common stock may not be paid without a concomitant stock dividend for the other class of common stock.

 Transferability and Convertibility

  The Class A Common Stock is freely transferable, subject to applicable securities laws. The Class B Common Stock is also freely transferable, subject to applicable securities laws; however, the Class B Common Stock has not been registered under the Securities Act and the Company does not plan at any time in the future to register such stock. No trading market currently exists for the Class B Common Stock and it is not anticipated that such a market will develop.

  To allow holders of shares of Class B Common Stock to have access to trading, the Company's Articles of Incorporation provide that each share of Class B Common Stock is convertible at any time at the option of the holder into one-tenth of a share of Class A Common Stock. A shareholder desiring to sell an equity interest represented by Class B Common Stock could thereby convert and sell, consistent with applicable securities laws, shares of Class A Common Stock.

PREFERRED STOCK

  No shares of Preferred Stock have been issued. The Board of Directors, without further shareholder action, is authorized to issue up to 25,000,000 shares of Preferred Stock and establish the designations, dividend rights, dividend rate, conversion rights, voting rights, terms of redemption, liquidation preference and all other preferences and rights of any series of preferred stock; provided, however, that shares of Preferred Stock may not be given voting rights without the prior approval of holders of a majority of the outstanding shares of Class B Common Stock.

CERTAIN PROVISIONS OF INDIANA CORPORATE LAW AND THE EUGENE C. PULLIAM TRUST

  Certain provisions of Indiana law applicable to the Company could delay, deter or prevent a merger, tender offer or other takeover attempt of the Company. Such provisions include those pertaining to "control shares" (generally shares having 20%, 33 1/3% and 50% of voting power) which only have voting rights to the extent approved by disinterested shareholders and limitations upon business combinations involving the Company and any "interested shareholder" (generally defined to include any holder of 10% or more of the corporation's voting securities). The foregoing provisions may have limited effect on the Company in light of the provisions of the Eugene C. Pulliam Trust which has voting control of the Company. Under the terms of this Trust, the Trustees are directed not to sell, exchange, pledge or otherwise dispose of the Class B Common Stock held by the Trust or approve any reorganization or recapitalization of the Company, including mergers and consolidations if, as a result, the property held by the Trust would consist of a smaller proportion of the voting power of the Company or any corporation into which it was merged or consolidated, than its proportion of the voting power of the Company at the time of the execution of the Trust. At the time the Trust was established it had 54% of all outstanding voting common stock of the Company. The Trust specifies that this limitation shall last for the duration of the Trust, except that this limitation shall become void if the Trustees (i) unanimously determine that a substantially complete loss of the value of the property held in the Trust is seriously threatened and (ii) obtain the written consent of two-thirds of the beneficiaries of the Trust (which consist of descendants of Eugene C. Pulliam). By its terms, the Trust will terminate twenty-one years after the death of the survivor of the class consisting of the descendants of Eugene C. Pulliam living at the time of the most recent amendment to the Trust in May 1973. As of March 30, 1997, the Trust owned 22,907,500 shares of Class B Common Stock representing 72.6% of the outstanding Class B Common Stock and 67.6% of the combined voting power of the Company.

TRANSFER AGENT AND REGISTRAR

  The transfer agent and registrar for the Class A Common Stock and Class B Common Stock of the Company is Norwest Bank Minnesota, NA.

     CERTAIN UNITED STATES FEDERAL TAX CONSIDERATIONS FOR NON-U.S. HOLDERS

  The following is a general discussion of certain United States federal income and estate tax consequences of the ownership and disposition of Class A Common Stock by a "Non-U.S. Holder." A "Non-U.S. Holder" is a person or entity that, for United States federal income tax purposes, is a non-resident alien individual, a foreign corporation, a foreign partnership, or a foreign estate or trust.

  This discussion is based on the Internal Revenue Code of 1986, as amended (the "Code"), and administrative interpretations as of the date hereof, all of which are subject to change, including changes with adverse retroactive effect. This discussion does not address all aspects of U.S. federal income and estate taxation that may be relevant to Non-U.S. Holders in light of their particular circumstances and does not address any tax consequences arising under the laws of any state, local or foreign jurisdiction. PROSPECTIVE NON U.S. HOLDERS ARE URGED TO CONSULT THEIR TAX ADVISORS WITH RESPECT TO THE PARTICULAR TAX CONSEQUENCES TO THEM OF OWNING AND DISPOSING OF CLASS A COMMON STOCK, INCLUDING THE CONSEQUENCES UNDER THE LAWS OF ANY STATE, LOCAL OR FOREIGN JURISDICTION.

  Proposed United States Treasury Regulations were issued on April 15, 1996 (the "Proposed Regulations") which, if adopted, would affect the United States taxation of dividends paid to a Non-U.S. Holder on Class A Common Stock. The Proposed Regulations are generally proposed to be effective with respect to dividends paid after December 31, 1997, subject to certain transition rules. THE DISCUSSION BELOW IS NOT INTENDED TO BE A COMPLETE DISCUSSION OF THE PROVISIONS OF THE PROPOSED REGULATIONS, AND PROSPECTIVE INVESTORS ARE URGED TO CONSULT THEIR TAX ADVISORS WITH RESPECT TO THE EFFECT THE PROPOSED REGULATIONS WOULD HAVE IF ADOPTED.

DIVIDENDS

  Subject to the discussion below, dividends paid to a Non-U.S. Holder of Class A Common Stock generally will be subject to withholding tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty. For purposes of determining whether tax is to be withheld at a 30% rate or at a reduced rate as specified by an income tax treaty, the Company ordinarily will presume that dividends paid to an address in a foreign country are paid to a resident of such country absent knowledge that such presumption is not warranted.

  Under the Proposed Regulations, to obtain a reduced rate of withholding under a treaty, a Non-U.S. Holder would generally be required to provide to the Company an Internal Revenue Service Form W-8 certifying such Non-U.S. Holder's entitlement to benefits under a treaty. The Proposed Regulations would also provide special rules to determine whether, for purposes of determining the applicability of a tax treaty, dividends paid to a Non-U.S. Holder that is an entity should be treated as paid to the entity or those holding an interest in that entity.

  There will be no withholding tax on dividends paid to a Non-U.S. Holder that are effectively connected with the Non-U.S. Holder's conduct of a trade or business within the United States if an Internal Revenue Service Form 4224 stating that the dividends are so connected is filed with the Company or Paying Agent. Instead, the effectively connected dividends will be subject to regular United States income tax in the same manner as if the Non-U.S. Holder were a U.S. resident. A non-U.S. corporation receiving effectively connected dividends may also be subject to an additional "branch profits tax" which is imposed, under certain circumstances, at a rate of 30%, or such lower rate as may be specified by an applicable treaty, of the non-U.S. corporation's effectively connected earnings and profits, subject to certain adjustments.

  Generally, the Company must report to the Internal Revenue Service the amount of dividends paid, the name and address of the recipient, and the amount, if any, of tax withheld. A similar report is sent to the Non-U.S. Holder. Pursuant to tax treaties or certain other agreements, the Internal Revenue Service may make its reports available to tax authorities in the recipient's country of residence.

  Dividends paid to a Non-U.S. Holder at an address within the United States may be subject to backup withholding imposed at a rate of 31% if the Non-U.S. Holder fails to establish that such holder is entitled to an exemption or to provide a correct taxpayer identification number and certain other information to the Company or Paying Agent.

GAIN ON DISPOSITION OF CLASS A COMMON STOCK

  A Non-U.S. Holder generally will not be subject to United States federal income tax with respect to gain realized on a sale or other disposition of Class A Common Stock, unless (i) the gain is effectively connected with a trade or business of such holder in the United States, (ii) in the case of certain Non-U.S. Holders who are non-resident alien individuals and hold the Class A Common Stock as a capital asset, such individuals are present in the United States for 183 or more days in the taxable year of the disposition, (iii) the Non-U.S. Holder is subject to tax pursuant to the provisions of the Code regarding the taxation of U.S. expatriates, or (iv) the Company is or has been a "U.S. real property holding corporation" within the meaning of Section 897(c)(2) of the Code at any time within the shorter of the five-year period preceding such disposition or such holder's holding period. The Company is not, and does not anticipate becoming, a U.S. real property holding corporation.

INFORMATION REPORTING REQUIREMENTS AND BACKUP WITHHOLDING ON DISPOSITION OF CLASS A COMMON STOCK

  Under current United States federal income tax law, information reporting and backup withholding imposed at a rate of 31% will apply to the proceeds of a disposition of Class A Common Stock effected by or through a United States office of a broker unless the disposing holder provides certification of its non-U.S. status or otherwise establishes an exemption. Generally, United States information reporting and backup withholding will not apply to a payment of disposition proceeds where the transaction is effected outside the United States through a non-U.S. office of a non-U.S. broker. However, United States information reporting requirements (but not backup withholding) will apply to a payment of disposition proceeds where the transaction is effected outside the United States by or through an office outside the United States of a broker that is either (i) a United States person, (ii) a foreign person which derives 50% or more of its gross income for certain periods from the conduct of a trade or business in the United States or (iii) a "controlled foreign corporation" for United States federal income tax purposes, and the broker fails to maintain documentary evidence that the holder is a Non-U.S. Holder and that certain conditions are met, or that the holder otherwise is entitled to an exemption.

  The Proposed Regulations would, if adopted, alter the foregoing rules in certain respects. Among other things, the Proposed Regulations would provide certain presumptions under which a Non-U.S. Holder would be subject to backup withholding and information reporting unless the Company receives certification from such holder of non-U.S. status.

  Backup withholding is not an additional tax. Rather, the tax liability of persons subject to backup withholding will be reduced by the amount of tax withheld. If withholding results in an overpayment of taxes, a refund may be obtained, provided that the required information is timely furnished to the Internal Revenue Service.

FEDERAL ESTATE TAX

  An individual Non-U.S. Holder who is treated as the owner of, or has made certain lifetime transfers of, an interest in the Class A Common Stock will be required to include the value thereof in his gross estate for United States federal estate tax purposes, and may be subject to United States federal estate tax unless an applicable estate tax treaty provides otherwise.

                              SELLING SHAREHOLDERS

  The following table sets forth certain information with respect to the Class A Common Stock beneficially owned as of April 25, 1997 and to be sold by the Selling Shareholders (which assumes the distribution of shares from the Estate, which is expected to occur in May 1997). The Company agreed to use its best efforts to assist the Selling Shareholders in selling their remaining shares after the Goodrich Repurchase in a public offering. All of the Selling Shareholders are non-profit organizations which received all (in the case of each museum) or a significant amount (1,242,600 shares in the case of the Liberty Fund, Inc.) of their shares of Class A Common Stock in a bequest from the Estate. See "Prospectus Summary--Selling Shareholders."

                               SHARES
                            BENEFICIALLY      SHARES                    SHARES BENEFICIALLY
                           OWNED PRIOR TO    SOLD IN                      OWNED AFTER THE
                          THE OFFERING AND     THE        SHARES TO     GOODRICH REPURCHASE
                            THE GOODRICH     GOODRICH     BE SOLD IN          AND THE
                             REPURCHASE     REPURCHASE THE OFFERING (1)    OFFERING (1)
                          ----------------- ---------- ---------------- ----------------------
NAME                       NUMBER   PERCENT                              NUMBER      PERCENT
----                      --------- -------                             ----------- ----------
Indianapolis Museum of
 Art, Inc...............    621,300   2.7%   207,100        360,174          54,026      *
The Children's Museum of
 Indianapolis...........    621,300   2.7    207,100        360,174          54,026      *
Liberty Fund, Inc.......  2,389,500  10.3    763,167      1,327,246         299,087       1.4

--------
(1) Assumes no exercise of the U.S. Underwriters' over-allotment option. If the option is exercised in full, the Indianapolis Museum of Art, Inc., The Children's Museum of Indianapolis and the Liberty Fund, Inc. will own 0, 0 and 100,000 shares, respectively.
*Constitutes less than one percent of the outstanding shares of Class A Common
   Stock.

                                  UNDERWRITERS

  Under the terms and subject to the conditions in the Underwriting Agreement dated the date hereof (the "Underwriting Agreement"), the U.S. Underwriters named below, for whom Morgan Stanley & Co. Incorporated, Donaldson, Lufkin & Jenrette Securities Corporation, Merrill Lynch, Pierce, Fenner & Smith Incorporated, and PaineWebber Incorporated are serving as U.S. Representatives, have severally agreed to purchase, and the Selling Shareholders have severally agreed to sell to them, and the International Underwriters named below, for whom Morgan Stanley & Co. International Limited, Donaldson, Lufkin & Jenrette Securities Corporation, Merrill Lynch International and PaineWebber International (U.K.) Ltd. are serving as International Representatives, have severally agreed to purchase, and the Selling Shareholders have severally agreed to sell to them, the respective number of shares of Class A Common Stock set forth opposite the names of such Underwriters below:

                                                                       NUMBER OF
NAME                                                                    SHARES
----                                                                   ---------
U.S. Underwriters:
  Morgan Stanley & Co. Incorporated...................................
  Donaldson, Lufkin & Jenrette Securities Corporation.................
  Merrill Lynch, Pierce, Fenner & Smith
           Incorporated...............................................
  PaineWebber Incorporated............................................
                                                                       ---------
    Subtotal..........................................................
                                                                       ---------
International Underwriters:
  Morgan Stanley & Co. International Limited..........................
  Donaldson, Lufkin & Jenrette Securities Corporation.................
  Merrill Lynch International.........................................
  PaineWebber International (U.K.) Ltd................................
                                                                       ---------
    Subtotal..........................................................
                                                                       ---------
  Total...............................................................
                                                                       =========

  The U.S. Underwriters and the International Underwriters are collectively referred to as the "Underwriters," and the U.S. Representatives and the International Representatives are collectively referred to as the "Representatives." The Underwriting Agreement provides that the obligations of the several Underwriters to pay for and accept delivery of the shares of Class A Common Stock offered hereby are subject to the approval of certain legal matters by their counsel and to certain other conditions. The Underwriters are obligated to take and pay for all of the shares of Class A Common Stock offered hereby (other than those covered by the U.S. Underwriters' over-allotment option described below) if any such shares are taken.

  Pursuant to the Agreement Between U.S. and International Underwriters, each U.S. Underwriter has represented and agreed that, with certain exceptions: (i) it is not purchasing any U.S. Shares (as defined below) for the account of anyone other than a United States or Canadian Person (as defined below) and
(ii) it has not offered or sold, and will not offer or sell, directly or indirectly, any U.S. Shares or distribute any prospectus relating to the U.S. Shares outside the United States or Canada or to any person who is not a United States or Canadian Person. Pursuant to the Agreement Between U.S. and International Underwriters, each International Underwriter has represented and agreed that, with certain exceptions: (i) it is not purchasing any International Shares (as defined below) for the account of any United States or Canadian Person and (ii) it has not offered or sold, and will not offer or sell, directly or indirectly, any International Shares or distribute any prospectus relating to the International Shares within the United States or Canada or to any United States or Canadian Person. With respect to any Underwriter that is a U.S. Underwriter and an International Underwriter, the foregoing representations or agreements (i) made by it in its capacity as a U.S. Underwriter shall apply only to shares of Class A Common Stock purchased by it in its capacity as a U.S. Underwriter and (ii) made by it in its capacity as an International Underwriter shall apply only to shares of Class A Common Stock purchased by it in its capacity as an International Underwriter. The foregoing limitations do not apply to stabilization transactions or to certain other transactions specified in the Agreement Between U.S. and International Underwriters. As used herein, "United States or Canadian Person" means any national or resident of the United States or Canada, or any corporation, pension, profit-sharing or other trust or other entity organized under the laws of the United States or Canada or of any political subdivision thereof (other than a branch located outside the United States and Canada of any United States or Canadian Person) and includes any United States or Canadian branch of a person who is otherwise not a United States or Canadian Person. All shares of Class A Common Stock to be purchased by the U.S. Underwriters and the International Underwriters are referred to herein as the "U.S. Shares" and the "International Shares," respectively.

  Pursuant to the Agreement Between U.S. and International Underwriters, sales may be made between the U.S. Underwriters and International Underwriters of any number of shares of Class A Common Stock to be purchased pursuant to the Underwriting Agreement as may be mutually agreed. The per share price of any shares sold shall be the public offering price set forth on the cover page hereof, in United States dollars, less an amount not greater than the per share amount of the concession to dealers set forth below.

  Pursuant to the Agreement Between U.S. and International Underwriters, each U.S. Underwriter has represented that it has not offered or sold, and has agreed not to offer or sell, any shares of Class A Common Stock, directly or indirectly, in any province or territory of Canada, or to or for the benefit of, any resident of any province or territory of Canada in contravention of the securities laws thereof and has represented that any offer or sale of Class A Common Stock in Canada will be made only pursuant to an exemption from the requirement to file a prospectus in the province or territory of Canada in which such offer or sale is made. Each U.S. Underwriter has further agreed to send to any dealer who purchases from it any shares of Class A Common Stock a notice stating in substance that, by purchasing such Class A Common Stock, such dealer represents and agrees that it has not offered or sold, and will not offer or sell, directly or indirectly, any of such Class A Common Stock in any province or territory of Canada or to, or for the benefit of, any resident of any province or territory of Canada in contravention of the securities laws thereof and that any offer or sale of Class A Common Stock in Canada will be made only pursuant to an exemption from the requirement to file a prospectus in the province or territory of Canada in which such offer or sale is made, and that such dealer will deliver to any other dealer to whom it sells any of such Class A Common Stock a notice containing substantially the same statement as is contained in this sentence.

  Pursuant to the Agreement Between U.S. and International Underwriters, each International Underwriter has represented and agreed that (i) it has not offered or sold and, prior to the date six months after the closing date for the sale of the International Shares to the International Underwriters will not offer or sell, any shares of Class A Common Stock to persons in the United Kingdom except to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of their businesses or otherwise in circumstances which have not resulted and will not result in an offer to the public in the United Kingdom within the meaning of the Public Offers of Securities Regulations 1995, (ii) it has complied and will comply with all applicable provisions of the Financial Services Act 1986 with respect to anything done by it in relation to the shares of Class A Common Stock offered hereby in, from or otherwise involving the United Kingdom, and (iii) it has only issued or passed on and will only issue or pass on in the United Kingdom any document received by it in connection with the offering of the shares of Class A Common Stock to a person who is of a kind described in Article 11(3) of the Financial Services Act 1986 (Investment Advertisements) (Exemptions) Order 1996, or is a person to whom such document may otherwise lawfully be issued or passed on.

  The Underwriters initially propose to offer part of the Class A Common Stock directly to the public at the public offering price set forth on the cover page hereof and part to certain dealers at a price that represents a concession not
in excess of $       a share under the public offering price. The Underwriters
may allow, and such dealers may reallow, a concession not in excess of $ a share to other Underwriters or to certain dealers. After the initial offering of the Class A Common Stock offered hereby, the offering price and other selling terms may from time to time be varied by the Representatives.

  Pursuant to the Underwriting Agreement, the Selling Stockholders have granted to the U.S. Underwriters an option, exercisable for 30 days from the date of this Prospectus, to purchase up to 307,139 additional shares of Class A Common Stock at the public offering price set forth on the cover page hereof, less underwriting discounts and commissions. The U.S. Underwriters may exercise such option to purchase solely for the purpose of covering over-allotments, if any, made in connection with the Offering. To the extent such option is exercised, each U.S. Underwriter will become obligated, subject to certain conditions, to purchase approximately the same percentage of such additional shares of Class A Common Stock as the number set forth next to such U.S. Underwriter's name in the preceding table bears to the total number of shares of Class A Common Stock offered by the U.S. Underwriters hereby.

  The Class A Common Stock is listed on the New York Stock Exchange under the symbol "ECP."

  In order to facilitate the offering of the Class A Common Stock, the Underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the Class A Common Stock. Specifically, the Underwriters may over-allot in connection with the offering, creating a short position in the Class A Common Stock for their own account. In addition, to cover over-allotments or to stabilize the price of the Class A Common Stock, the Underwriters may bid for, and purchase, shares of Class A Common Stock in the open market. Finally, the underwriting syndicate may reclaim selling concessions allowed to an underwriter or a dealer for distributing the Class A Common Stock in the offering, if the syndicate repurchases previously distributed Class A Common Stock in transactions to cover syndicate short positions, in stabilization transactions or otherwise. Any of these activities may stabilize or maintain the market price of the Class A Common Stock above independent market levels. The Underwriters are not required to engage in these activities and may end any of these activities at any time.

  The Company, each shareholder holding combined voting power in excess of
percent (   %) of the Company's issued and outstanding shares and the directors and other executive officers of the Company, have agreed, subject to certain limited exceptions, that without the prior written consent of Morgan Stanley & Co. Incorporated on behalf of the Underwriters, they will not, including the period ending 90 days after the date of this Prospectus (i) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, any shares of Class A Common Stock or any securities convertible into or exercisable or exchangeable for Class A Common Stock (whether such shares or any such securities are not owned by such party or hereafter acquired) or (ii) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the Class A Common Stock, whether any such transaction described in clauses (i) or (ii) above is to be settled by delivered of Class A Common Stock or other such securities, in cash or otherwise.

  The Company, the Selling Shareholders and the Underwriters have agreed to indemnify each other against certain liabilities, including liabilities under the Securities Act.

                                 LEGAL MATTERS

  Certain legal matters in connection with the Offering will be passed upon for the Company by Henderson, Daily, Withrow & DeVoe, Indianapolis, Indiana, for the Selling Shareholders by Baker & Daniels, Indianapolis, Indiana, and for the U.S. Underwriters and the International Underwriters by Davis Polk & Wardwell, New York, New York.

                                    EXPERTS

  The consolidated financial statements of Central Newspapers, Inc. as of December 29, 1996 and December 31, 1995, and for each of the three fiscal years in the period ended December 29, 1996, set forth herein have been audited by Geo. S. Olive & Co. LLC, independent auditors, as set forth in their report thereon included therein and appearing elsewhere herein. Such financial statements are included herein in reliance upon the reports of Geo. S. Olive & Co. LLC pertaining to such financial statements given upon the authority of such firm as experts in accounting and auditing.

  With respect to the unaudited consolidated financial information of the Company for the thirteen week period ended March 30, 1997, appearing elsewhere in this Prospectus, Price Waterhouse LLP reported that they have applied limited procedures in accordance with professional standards for a review of such information. However, their separate report dated April 28, 1997 states that they did not audit and they do not express an opinion on that unaudited consolidated financial information. Price Waterhouse LLP has not carried out any significant or additional audit tests beyond those which would have been necessary if their report had not been included. Accordingly, the degree of reliance on their report on such information should be restricted in light of the limited nature of the review procedures applied. Price Waterhouse LLP is not subject to the liability provisions of Section 11 of the Securities Act for their report on the unaudited consolidated financial information because that report is not a "report" or a "part" of the Registration Statement prepared or certified by Price Waterhouse LLP within the meaning of Sections 7 and 11 of the Securities Act.

  Price Waterhouse LLP, has been selected to examine and report upon the financial statements of the Company for the fiscal year ending December 28, 1997. This selection was made following the solicitation and receipt of bids for audit, tax and related services from several independent accounting firms, including Price Waterhouse LLP and Geo. S. Olive & Co., LLC. During the last two fiscal years, the audit reports issued by Geo. S. Olive & Co., LLC with respect to the Company's financial statements did not contain an adverse opinion or disclaimer of opinion, and were not qualified as to uncertainty, audit scope or accounting principles. During the last two fiscal years (and in any subsequent interim period), there have been no disagreements between the Company and Geo. S. Olive & Co., LLC on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of Geo. S. Olive & Co., LLC, would have caused it to make a reference to the subject matter of the disagreement in connection with its audit report.

  During 1996, the Company consulted with Price Waterhouse LLP, to confirm the conclusions reached by Geo. S. Olive & Co., LLC, with respect to the accounting treatment to be afforded the purchase of a minority shareholders' interest of Indianapolis Newspapers, Inc., a majority owned subsidiary of the Company which transaction closed on January 3, 1997. The views expressed by Price Waterhouse LLP, were in agreement with those of Geo. S. Olive & Co., LLC.

                         INDEPENDENT AUDITOR'S REPORT

Board of Directors and Shareholders
Central Newspapers, Inc.

  We have audited the accompanying consolidated statement of financial position of Central Newspapers, Inc. and Subsidiaries as of December 29, 1996 and December 31, 1995 and the related consolidated statements of income, shareholders' equity and cash flows for each of the three fiscal years in the period ended December 29, 1996. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

  We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

  In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Central Newspapers, Inc. and Subsidiaries as of December 29, 1996 and December 31, 1995 and the consolidated results of their operations and their cash flows for each of the three fiscal years in the period ended December 29, 1996, in conformity with generally accepted accounting principles.

  As discussed in Note 1, the Company adopted, effective at the beginning of 1994, SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities."

Geo. S. Olive & Co. LLC
Indianapolis, Indiana
February 3, 1997

                           CENTRAL NEWSPAPERS, INC.

                       CONSOLIDATED STATEMENT OF INCOME

                                                   FOR THE YEAR ENDED
                                         --------------------------------------
                                         DECEMBER 25, DECEMBER 31, DECEMBER 29,
                                             1994         1995         1996
                                         ------------ ------------ ------------
                                         (IN THOUSANDS, EXCEPT PER SHARE DATA)
Operating revenues:
  Advertising...........................   $395,450     $446,693     $479,474
  Circulation...........................    121,823      129,537      134,133
  Other.................................      2,429        3,671        6,708
                                           --------     --------     --------
                                            519,702      579,901      620,315
                                           --------     --------     --------
Operating expenses:
  Compensation..........................    217,078      222,748      228,316
  Newsprint and ink.....................     76,247      110,085      113,171
  Other operating costs.................    116,944      129,362      137,875
  Depreciation and amortization.........     26,639       28,487       35,528
  Asset impairment cost.................                                4,226
  Work force reduction cost.............      7,064        3,328        1,340
                                           --------     --------     --------
                                            443,972      494,010      520,456
                                           --------     --------     --------
Operating income........................     75,730       85,891       99,859
Other income--net.......................      4,965        8,154        4,009
                                           --------     --------     --------
Income before income taxes..............     80,695       94,045      103,868
Provision for income taxes..............     32,847       38,048       42,431
                                           --------     --------     --------
Income before minority interest and
 Equity in Affiliate....................     47,848       55,997       61,437
Minority interest in subsidiary.........     (2,977)      (1,409)      (1,629)
Equity in Affiliate, net of tax.........     (3,550)        (590)       1,726
                                           --------     --------     --------
Net income..............................   $ 41,321     $ 53,998     $ 61,534
                                           ========     ========     ========
Net income per common share.............   $   1.55     $   2.03     $   2.31
                                           ========     ========     ========
Average common shares outstanding.......     26,621       26,651       26,619



         See accompanying notes to consolidated financial statements.

                            CENTRAL NEWSPAPERS, INC.

                  CONSOLIDATED STATEMENT OF FINANCIAL POSITION

                                                      DECEMBER 31, DECEMBER 29,
                                                          1995         1996
                                                      ------------ ------------
                                                        (IN THOUSANDS, EXCEPT
                                                             SHARE DATA)
ASSETS
Current assets:
 Cash and cash equivalents...........................   $ 26,142     $ 36,149
 Marketable securities...............................    103,390       25,612
 Accounts receivable (net of allowances of $1,067
  and $1,638)........................................     62,355       90,023
 Inventories.........................................     10,125        8,912
 Deferred income taxes...............................      6,773        7,263
 Other current assets................................      4,233        3,503
                                                        --------     --------
     Total current assets............................    213,018      171,462
                                                        --------     --------
Property, plant and equipment:
 Land................................................     16,943       18,225
 Buildings and improvements..........................    110,265      121,785
 Leasehold improvements..............................      4,177        4,255
 Machinery and equipment.............................    322,799      367,173
 Construction in progress............................     33,567        1,414
                                                        --------     --------
                                                         487,751      512,852
   Less accumulated depreciation.....................    206,946      215,872
                                                        --------     --------
                                                         280,805      296,980
                                                        --------     --------
Other assets:
 Land held for development...........................      1,607        3,118
 Goodwill and other intangibles......................     29,009       75,449
 Investment in Affiliate.............................      5,843        8,867
 Other...............................................     16,922       31,096
                                                        --------     --------
                                                          53,381      118,530
                                                        --------     --------
Total Assets.........................................   $547,204     $586,972
                                                        ========     ========
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
 Accounts payable....................................   $ 19,122     $ 19,079
 Accrued compensation................................     17,172       17,052
 Dividends payable...................................      5,027        5,180
 Accrued expenses and other liabilities..............     14,567       13,914
 Federal and state income taxes......................      1,941        5,880
 Deferred revenue....................................     17,371       18,034
                                                        --------     --------
     Total current liabilities.......................     75,200       79,139
                                                        --------     --------
Deferred income taxes................................     23,009       26,602
                                                        --------     --------
Long-term debt.......................................      2,678        2,678
                                                        --------     --------
Postretirement benefit obligation....................     79,327       81,759
                                                        --------     --------
Minority interest in subsidiary......................      8,249        9,244
                                                        --------     --------
Shareholders' equity:
 Preferred Stock--issuable in series:
   Authorized--25,000,000 shares Issued--none
 Class A Common Stock--without par value:
   Authorized--75,000,000 shares Issued--23,520.611
    and 23,237,711 shares............................     18,967       24,259
 Class B Common Stock--without par value:
   Authorized--50,000,000 shares Issued--31,553,000
    shares...........................................         63           63
 Retained earnings...................................    338,436      363,365
 Unamortized value of restricted stock...............                  (1,627)
 Net unrealized gain on available-for-sale
  securities.........................................      1,275        1,490
                                                        --------     --------
                                                         358,741      387,550
                                                        --------     --------
Total Liabilities and Shareholders' Equity...........   $547,204     $586,972
                                                        ========     ========

          See accompanying notes to consolidated financial statements.

                            CENTRAL NEWSPAPERS, INC.

                 CONSOLIDATED STATEMENT OF SHAREHOLDERS' EQUITY

                                                                                        UNREALIZED
                               CLASS A              CLASS B                 UNAMORTIZED  GAIN ON
                             COMMON STOCK        COMMON STOCK                VALUE OF   AVAILABLE-
                          -------------------  ------------------ RETAINED  RESTRICTED   FOR-SALE
                            SHARES    AMOUNT     SHARES    AMOUNT EARNINGS     STOCK    SECURITIES
                          ----------  -------  ----------  ------ --------  ----------- ----------
                                           (IN THOUSANDS, EXCEPT SHARE DATA)
Balance at December 27,
 1993...................  23,431,450  $17,137  31,578,000   $63   $273,493
Adoption of SFAS No.
 115, net of deferred
 income taxes and
 minority interest......                                                                  $  649
Net income (52 weeks)...                                            41,321
Dividends declared:
 Class A Common Stock...                                           (12,204)
 Class B Common Stock...                                            (1,642)
Exercise of stock
 options................      49,050    1,045
Common stock conversion.       2,500              (25,000)
Change in net unrealized
 gain on available-for-
 sale securities........                                                                    (100)
                          ----------  -------  ----------   ---   --------    -------     ------
Balance at December 25,
 1994...................  23,483,000   18,182  31,553,000    63    300,968                   549
Net income (53 weeks)...                                            53,998
Dividends declared:
 Class A Common Stock...                                           (14,573)
 Class B Common Stock...                                            (1,957)
Exercise of stock
 options................      37,611      785
Change in net unrealized
 gain on available-for-
 sale securities........                                                                     726
                          ----------  -------  ----------   ---   --------    -------     ------
Balance at December 31,
 1995...................  23,520,611   18,967  31,553,000    63    338,436                 1,275
Net income (52 weeks)...                                            61,534
Dividends declared:
 Class A Common Stock...                                           (16,856)
 Class B Common Stock...                                            (2,272)
Exercise of stock
 options................     154,700    3,928
Repurchase of Class A
 Common Stock...........    (490,100)    (539)                     (17,477)
Issuance of restricted
 stock grants...........      52,500    1,903                                 $(1,903)
Amortization of
 restricted stock
 grants.................                                                          276
Change in net unrealized
 gain on available-for-
 sale securities........                                                                     215
                          ----------  -------  ----------   ---   --------    -------     ------
Balance at December 29,
 1996...................  23,237,711  $24,259  31,553,000   $63   $363,365    $(1,627)    $1,490
                          ==========  =======  ==========   ===   ========    =======     ======



               See accompanying notes to consolidated statements.

                            CENTRAL NEWSPAPERS, INC.

                      CONSOLIDATED STATEMENT OF CASH FLOWS

                                                  FOR THE YEAR ENDED:
                                         --------------------------------------
                                         DECEMBER 25, DECEMBER 31, DECEMBER 29,
                                             1994         1995         1996
                                         ------------ ------------ ------------
                                                     (IN THOUSANDS)
Operating activities:
  Net income............................   $ 41,321     $53,998      $61,534
  Items which did not use (provide)
   cash:
    Depreciation and amortization.......     27,284      29,281       35,528
    Postretirement and pension benefits.      7,815       2,072        2,050
    Asset impairment cost...............                               4,226
    Change in unrealized gain on trading
     securities.........................       (105)     (1,009)         821
    Minority interest in earnings of
     subsidiary.........................      2,977       1,409        1,629
    Equity in Affiliate.................      3,550         540       (1,864)
    Deferred income taxes...............        (92)      1,791       (1,543)
    Other...............................       (203)        357          634
  Change in assets and liabilities:
    Net proceeds from (purchases of)
     trading securities.................    (45,682)    (17,630)      40,671
    Accounts receivable.................     (8,276)     (7,730)     (26,320)
    Inventories.........................        974        (983)       1,835
    Other current assets................        428      (1,429)       2,363
    Accounts payable....................      3,564       1,056       (1,041)
    Accrued compensation................      1,257         749         (317)
    Accrued expenses and other
     liabilities........................      3,586      (4,869)      (1,617)
    Federal and state income taxes......      1,340       1,739        3,338
    Deferred revenue....................      2,159       2,941           88
                                           --------     -------      -------
      Net cash provided by operating
       activities.......................     41,897      62,283      122,015
                                           --------     -------      -------
Investing activities:
  Purchases of property, plant and
   equipment............................    (23,256)    (58,676)     (46,530)
  Proceeds from disposition of assets...        622       2,452        1,975
  Purchases of available-for-sale
   securities...........................   (234,011)    (76,726)     (24,659)
  Proceeds from available-for-sale
   securities...........................    274,800      99,051       62,243
  Acquisition of McCormick & Co., Inc...                             (60,509)
  Investment in Affiliate...............     (5,603)     (2,484)
  Purchase of minority interest in
   subsidiary...........................    (36,205)       (500)
  Purchase of intangibles and other.....     (3,877)     (5,580)      (5,557)
                                           --------     -------      -------
      Net cash used by investing
       activities.......................    (27,530)    (42,463)     (73,037)
                                           --------     -------      -------
Financing activities:
  Cash dividends paid...................    (13,308)    (15,724)     (18,647)
  Dividends paid to minority interest...     (1,937)       (678)        (989)
  Proceeds from exercise of stock
   options..............................        840         619        2,882
  Principal repayments on long-term
   debt.................................                              (4,200)
  Repurchase of Class A Common Stock....                             (18,017)
                                           --------     -------      -------
      Net cash used by financing
       activities.......................    (14,405)    (15,783)     (38,971)
                                           --------     -------      -------
Increase (decrease) in cash and cash
 equivalents............................        (38)      4,037       10,007
Cash and cash equivalents, beginning of
 year...................................     22,143      22,105       26,142
                                           --------     -------      -------
Cash and cash equivalents, end of year..   $ 22,105     $26,142      $36,149
                                           ========     =======      =======
Supplemental cash flow information:
  Income taxes paid.....................   $ 31,920     $34,492      $40,798
  Interest paid.........................        208         215          615

          See accompanying notes to consolidated financial statements.

                           CENTRAL NEWSPAPERS, INC.

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1--NATURE OF OPERATIONS AND SIGNIFICANT ACCOUNTING POLICIES

  Nature of Operations--Central Newspapers, Inc. and its subsidiaries (the "Company") are primarily engaged in the publishing and distribution of newspapers. Revenues are principally derived from advertising and newspaper sales in the Phoenix, Arizona and Indianapolis, Indiana metropolitan areas. The Company also has a 13.5% interest in Ponderay Newsprint Company ("Affiliate"), a partnership formed to own and operate a newsprint mill in Washington.

  The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

  Principles of Consolidation--The consolidated financial statements include the accounts of the Company and all wholly-owned and majority-owned subsidiaries. Investments in companies in which the Company exercises significant influence are accounted for using the equity method. All significant intercompany accounts and transactions have been eliminated.

  Fiscal Year--The Company's fiscal year ends on the last Sunday of the calendar year. The fiscal years 1996, 1995 and 1994 included fifty-two, fifty-three and fifty-two weeks, respectively.

  Revenue Recognition--Advertising revenue is recognized when the advertisement appears in the newspaper. Deferred subscription revenue, which primarily represents amounts received from customers in advance of newspaper delivery, is included in revenue over the subscription term.

  Cash Equivalents--The Company considers highly liquid investments with a maturity of three months or less when purchased to be cash equivalents.

  Concentrations of Credit Risk--Financial instruments which potentially subject the Company to concentrations of credit risk consist primarily of cash equivalents, trade accounts receivable and investments in marketable securities. The Company places its temporary cash with financial institutions and limits the amount of credit exposure to any one financial institution. Accounts receivable are with customers located primarily in the immediate geographical area of each city of publication. The Company reviews a customer's credit history before extending credit and establishes an allowance for doubtful accounts based on factors surrounding the credit risk of specific customers, historic trends and other information. The Company, by policy, limits the type and amount of its investments in marketable securities.

  Inventories--Newsprint is valued at the lower of cost or market on the last-in, first-out (LIFO) method. Other inventories are valued at the lower of cost or market using the first-in, first-out (FIFO) and moving average methods.

  Property, Plant and Equipment--Property, plant and equipment are carried at cost. Depreciation is computed using primarily the straight-line method based on the estimated useful lives of the assets. The principal estimated useful lives range from three to fifteen years for machinery and equipment and ten to forty years for buildings and leasehold improvements.

  Investment in Affiliate--The Company uses the equity method of accounting for its 13.5% partnership interest in Ponderay Newsprint Company.

  Goodwill and Other Intangibles--Goodwill acquired before 1970 is not being amortized. Goodwill and other intangibles acquired after 1970 are being amortized on a straight-line basis over periods of fifteen to forty years.

  Income Taxes--The Company provides for the determination of deferred tax liabilities and assets at the end of each period based on the difference between financial statement and tax basis of assets and liabilities using

                            CENTRAL NEWSPAPERS, INC.

tax rates expected to be in effect when taxes are actually paid or recovered. The Company files a consolidated federal income tax return with its wholly and majority owned subsidiaries.

  Net Income Per Common Share--The net income per common share is computed based on the weighted average number of common shares outstanding in each year. The Class B Common Stock is included in the computation as if converted to Class A Common Stock at a ratio of ten shares of Class B Common Stock to one share of Class A Common Stock. Outstanding stock options are common stock equivalents but are excluded from net income per common share computations since their effect is not significant.

  Accounting Changes--The Company adopted Statement of Financial Accounting Standards ("SFAS") No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of," in the first quarter of 1996. The statement establishes accounting standards for recognizing and measuring impairment of long-lived assets, and requires reducing the carrying amount of any impaired assets to fair value. Application of SFAS No. 121 resulted in a charge to earnings of approximately $2,500,000, net of tax.

  The Company also adopted SFAS No. 123, "Accounting for Stock Based Compensation," in 1996. The statement prescribes accounting and reporting standards for all stock-based compensation plans. SFAS No. 123 allows companies to continue to use existing methods for recognizing the expense of these plans and provide pro forma disclosures in the financial statements and earnings per share using the fair value method prescribed in the statement. The Company has elected this approach.

  At the beginning of the 1994 fiscal year, the Company adopted SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities."

  Reclassification--Certain amounts in the financial statements have been reclassified to conform to the 1996 presentation.

2--MARKETABLE SECURITIES

  Management determines the classification of its investments in debt and equity securities at the time of purchase. Securities classified as available-for-sale are carried at fair value, with unrealized gains and losses, net of tax, reported as a separate component of shareholders' equity. Securities classified as trading securities are carried at fair value with unrealized gains and losses reported in earnings. The cost of securities sold is based on the specific identification method. All marketable debt securities are classified as current assets. Certain available-for-sale equity securities are classified as noncurrent assets.

  The following is a summary of securities at December 29, 1996:

                                                    GROSS      GROSS
                                        AMORTIZED UNREALIZED UNREALIZED  FAIR
                                          COST      GAINS      LOSSES    VALUE
                                        --------- ---------- ---------- -------
   AVAILABLE-FOR-SALE SECURITIES
   -----------------------------                    (IN THOUSANDS)
   Debt securities of the U.S.
    Treasury and agencies.............  $  1,998                        $ 1,998
   Equity securities..................       373    $3,107                3,480
   Other..............................       268                            268
                                        --------    ------      ----    -------
                                           2,639     3,107                5,746
                                        --------    ------      ----    -------
   TRADING SECURITIES
   ------------------
   Debt securities of the U.S.
    Treasury and agencies.............       806                $ (4)       802
   Corporate debt securities..........     1,259                  (6)     1,253
   Mortgage-backed securities.........     9,576       184                9,760
   Preferred stock....................    11,070        94       (13)    11,151
   Other..............................       213                 (67)       146
                                        --------    ------      ----    -------
                                          22,924       278       (90)    23,112
                                        --------    ------      ----    -------
                                        $ 25,563    $3,385      $(90)   $28,858
                                        ========    ======      ====    =======

                           CENTRAL NEWSPAPERS, INC.

  The following is a summary of securities at December 31, 1995:

                                                   GROSS      GROSS
                                       AMORTIZED UNREALIZED UNREALIZED   FAIR
                                         COST      GAINS      LOSSES    VALUE
                                       --------- ---------- ---------- --------
   AVAILABLE-FOR-SALE SECURITIES
   -----------------------------                    (IN THOUSANDS)
   Debt securities of the U.S.
    Treasury and agencies............. $ 35,408    $  158     $  (5)   $ 35,561
   Equity securities..................      153     2,624                 2,777
   Corporate debt securities..........    2,783         2                 2,785
                                       --------    ------     -----    --------
                                         38,344     2,784        (5)     41,123
                                       --------    ------     -----    --------
   TRADING SECURITIES
   ------------------
   Debt securities of the U.S.
    Treasury and agencies.............   19,860       243        (3)     20,100
   Corporate debt securities..........   14,025       286                14,311
   Mortgage-backed securities.........   19,517       479        (1)     19,995
   Preferred stock....................   10,515       136       (64)     10,587
   Other..............................      118                 (67)         51
                                       --------    ------     -----    --------
                                         64,035     1,144      (135)     65,044
                                       --------    ------     -----    --------
                                       $102,379    $3,928     $(140)   $106,167
                                       ========    ======     =====    ========

  Included in the Company's earnings for 1994, 1995 and 1996 were changes in net unrealized holding gains of $105,000, $1,009,000 and $(821,000), respectively, from trading investments.

  Proceeds from the sale of available-for-sale investments totaled approximately $274,800,000, $99,051,000 and $62,243,000 in 1994, 1995 and
1996. Gross realized gains and losses for 1994, 1995 and 1996 on available-for-sale investments were insignificant. All available-for-sale debt securities had a contractual maturity of one year or less at the end of 1996. The fair value of equity securities in the amounts of $2,777,000 in 1995 and $3,246,000 in 1996 have been classified with other noncurrent assets.

3--ACQUISITIONS

  On March 12, 1996, the Company acquired 100% of the outstanding common stock of McCormick & Company, Inc. ("McCormick"), the parent company of the Alexandria Daily Town Talk newspaper of Louisiana and McCormick Graphics, Inc., a commercial printing subsidiary. The purchase price of approximately $62,000,000 was paid entirely with cash. The amount of the purchase price allocated to goodwill was approximately $47,473,000 and is being amortized over forty years.

  In July 1994, the Company made a tender offer for the 5,533 shares of Class A Common Stock of Indianapolis Newspapers, Inc. ("INI") not already owned for $10,000 net in cash per share. On September 12, 1994, the Company purchased 3,591 shares of INI which increased the Company's ownership to 89.9% from 71.2%. The total acquisition cost of $36,200,000, including consulting fees, was accounted for using the purchase method of accounting. The fair value of assets acquired was $22,800,000, including $19,700,000 of goodwill. The transaction resulted in a reduction of the minority interest of $13,400,000. In June 1995, the Company purchased an additional 50 shares of INI for $10,000 net in cash per share which increased the Company's ownership to 90.2%. The effects of these purchases were insignificant to earnings for 1994, 1995 and 1996. See Note 16 for discussion on the acquisition of the remaining minority interest of INI.

4--EMPLOYEE BENEFIT PLANS

  The Company has defined benefit plans to provide pension benefits to all employees who have met certain eligibility requirements. Benefits are based primarily on length of service, wages earned, age and the amount of optional employee contributions. The Company's policy is to fund at least the minimum amount required by

                           CENTRAL NEWSPAPERS, INC.

ERISA. Assets of the plans consist primarily of stocks, bonds and short-term investments. During 1996, the defined benefit plan of McCormick was combined into the defined benefit plan of the Company. The plan assets of McCormick exceeded the projected benefit obligation by approximately $5,308,000.

  The funded status for the Company's defined benefit plans at year end:

                                                               1995      1996
                                                             --------  --------
                                                              (IN THOUSANDS)
   Actuarial present value of plan benefits:
     Vested................................................. $180,545  $195,864
     Nonvested..............................................   10,236     9,941
                                                             --------  --------
     Accumulated benefit obligation.........................  190,781   205,805
     Effect of future salary increases......................   11,999    11,335
                                                             --------  --------
     Projected benefit obligation...........................  202,780   217,140
   Plan assets at fair value................................  207,401   241,397
                                                             --------  --------
   Plan assets in excess of projected benefit obligation....    4,621    24,257
   Unrecognized SFAS No. 87 transition asset................   (7,548)   (6,265)
   Unrecognized prior service cost..........................    3,680     3,236
   Unrecognized net (gain) loss.............................      716   (14,226)
                                                             --------  --------
   Prepaid pension cost..................................... $  1,469  $  7,002
                                                             ========  ========

  Assumptions used in determining funded status at the end of 1995 were a 9% rate of return, 7% discount rate and a 4% rate of compensation increase. The assumptions for determining funded status at the end of 1996 were a 9% rate of return, 7.5% discount rate and a 4% rate of compensation increase.

  Pension expense included the following components:

                                                      1994     1995     1996
                                                     -------  -------  -------
                                                         (IN THOUSANDS)
   Service cost--benefits earned during the year.... $ 5,959  $ 4,904  $ 6,861
   Interest cost on projected benefit obligation....  12,851   14,116   14,575
   Return on assets:
     Actual.........................................      84  (48,898) (35,418)
     Deferred gain (loss)............................(14,551). 33,542   18,274
   Amortization of:
     Transition asset...............................  (1,286)  (1,283)  (1,283)
     Prior service cost.............................     443      444      444
     Loss (gain)....................................     (10)     (10)      39
                                                     -------  -------  -------
   Pension expense.................................. $ 3,490  $ 2,815  $ 3,492
                                                     =======  =======  =======

  Significant assumptions used in determining pension expense:

                                                      1994     1995     1996
                                                     -------  -------  -------
   Expected long-term rate of return................    8.5 %    9.0 %     9.0%
   Discount rate....................................    7.25     8.75      7.0
   Rate of increase in future compensation levels...    4.0      5.0       4.0

  The Company has a wage deferral plan qualified under Section 401(k) of the Internal Revenue Code that covers all eligible employees. Company contributions to this plan were $4,414,000, $4,397,000 and $4,600,000 for 1994, 1995 and 1996.

                           CENTRAL NEWSPAPERS, INC.

5--POSTRETIREMENT BENEFIT OBLIGATION

  The Company sponsors postretirement medical and life insurance plans which are available to most of its employees. In order to be eligible for these plans, employees must retire from the Company and have been covered under an active plan. The level of benefits provided depends on the year of retirement and years of service. The plans are contributory with periodic adjustments in the amount of contributions by retirees. The Company's policy is to fund these benefits as claims and premiums are paid.

  The status of the postretirement benefit obligation at year end:

                                                                1995     1996
                                                               -------  -------
                                                               (IN THOUSANDS)
   Accumulated postretirement benefit obligation:
     Retirees................................................. $52,077  $55,048
     Fully eligible active plan participants..................  13,556   14,340
     Other active plan participants...........................  19,452   20,511
                                                               -------  -------
     Total accumulated postretirement benefit obligation......  85,085   89,899
     Unrecognized prior service cost..........................   4,884    2,957
     Unrecognized net loss....................................  (7,544)  (8,198)
                                                               -------  -------
   Accrued postretirement benefit obligation.................. $82,425  $84,658
                                                               =======  =======

  The net postretirement benefit cost included the following components:

                                                          1994    1995    1996
                                                         ------  ------  ------
                                                            (IN THOUSANDS)
   Service cost--benefits earned during the year........ $2,646  $1,941  $2,859
   Interest cost on accumulated benefit obligation......  5,765   5,387   5,974
   Amortization of unrecognized prior service cost...... (1,934) (1,927) (1,927)
   Amortization of loss (gain)..........................      6    (241)    128
                                                         ------  ------  ------
   Postretirement benefit expense....................... $6,483  $5,160  $7,034
                                                         ======  ======  ======

  The accumulated postretirement benefit obligation was determined using a discount rate of 7.5% and a health care cost trend rate of 8% in 1996 decreasing to 5% in the year 2000 and thereafter. Discount rates used for 1994 and 1995 were 8.75% and 7.00%. The effect of a 1% increase each year in the health care cost trend rate, would result in an increase of approximately $7,815,000 in the accumulated postretirement benefit obligation at the end of 1996 and $1,048,000 in the aggregate service and interest components of the 1996 expense.

6--WORK FORCE REDUCTION

  The Company has reduced its work force in response to economic conditions, increasing costs and changes in technology. Early retirement incentive programs contributed to the staff reductions. Employees were offered early retirement benefits through a non-qualified supplemental retirement plan and those terminated due to job eliminations received severance payments. Work force reduction costs include retirement benefits, severance payments and professional support.

                            CENTRAL NEWSPAPERS, INC.

7--OTHER INCOME--NET

                                                            1994   1995   1996
                                                           ------ ------ ------
                                                              (IN THOUSANDS)
   Income items:
     Interest............................................. $5,457 $7,213 $5,196
     Change in unrealized gain on trading securities......    105  1,009   (821)
     Gain on disposition of assets........................    171
     Dividends............................................     62    572    960
     Other................................................    204    708     79
                                                           ------ ------ ------
                                                            5,999  9,502  5,414
                                                           ------ ------ ------
   Expense items:
     Interest.............................................    204    238    618
     Loss on disposition of assets........................           357    391
     Other................................................    830    753    396
                                                           ------ ------ ------
                                                            1,034  1,348  1,405
                                                           ------ ------ ------
   Other income--net...................................... $4,965 $8,154 $4,009
                                                           ====== ====== ======

8--INCOME TAXES

  The provision for income taxes, exclusive of tax effects from equity in earnings of Affiliate, consisted of:

                                                         1994    1995    1996
                                                        ------- ------- -------
                                                            (IN THOUSANDS)
   State:
     Currently payable................................. $ 6,376 $ 7,347 $ 8,007
     Deferred..........................................      54     354    (301)
                                                        ------- ------- -------
                                                          6,430   7,701   7,706
                                                        ------- ------- -------
   Federal:
     Currently payable.................................  26,077  28,910  35,967
     Deferred..........................................     340   1,437  (1,242)
                                                        ------- ------- -------
                                                         26,417  30,347  34,725
                                                        ------- ------- -------
   Provision for income taxes.......................... $32,847 $38,048 $42,431
                                                        ======= ======= =======

  Components of net deferred income tax liability:

                                                       1994     1995     1996
                                                      -------  -------  -------
   (No valuation allowance required)                      (IN THOUSANDS)
   Depreciation...................................... $52,982  $53,520  $55,533
   Pension...........................................     549      562    2,490
   Other.............................................     641    1,731    1,647
                                                      -------  -------  -------
   Gross deferred tax liability......................  54,172   55,813   59,670
                                                      -------  -------  -------
   Postretirement benefits........................... (32,020) (33,124) (33,938)
   Vacation..........................................  (3,830)  (3,857)  (3,995)
   Other.............................................  (3,742)  (2,596)  (2,398)
                                                      -------  -------  -------
   Gross deferred tax asset.......................... (39,592) (39,577) (40,331)
                                                      -------  -------  -------
   Net deferred income tax liability................. $14,580  $16,236  $19,339
                                                      =======  =======  =======

                           CENTRAL NEWSPAPERS, INC.

  Reconciliation of the U.S. federal statutory tax rate to the effective tax rate:

                                   1994          1995          1996
                               ------------  ------------  ------------  -------
                                           (IN THOUSANDS)
   Federal statutory tax
    rate.....................  $28,243 35.0% $32,916 35.0% $36,354 35.0%
   State taxes net of federal
    tax effect...............    4,181  5.2    5,006  5.3    5,009  4.8
   Goodwill and other........      423   .5      126   .2    1,068  1.0
                               ------- ----  ------- ----  ------- ----
   Provision for income
   taxes.....................  $32,847 40.7% $38,048 40.5% $42,431 40.8%
                               ======= ====  ======= ====  ======= ====

9--INVENTORIES

  Newsprint inventory, valued at LIFO, amounted to $7,559,000 and $6,455,000 at the end of 1995 and 1996. If the FIFO inventory valuation method had been exclusively used for newsprint, the value would have been $8,517,000 and $3,352,000 higher in respective years. Other inventories, consisting primarily of newspaper production supplies, amounted to $2,566,000 and $2,457,000 at the end of 1995 and 1996.

10--INVESTMENT IN AFFILIATE

  The Company, through its subsidiaries, has a 13.5% partnership interest in Ponderay Newsprint Company, which was formed to own and operate a newsprint mill in Washington. Under the terms of a loan agreement, the Company has guaranteed certain partnership bank debt in the amount of $16,875,000. At the end of 1995 and 1996, $36,400,000 had been invested in Ponderay. The Company has committed to purchase for use in Phoenix the lesser of 13.5% of annual newsprint production or 34,900 metric tons on a "take if tendered" basis until the debt is repaid. Newsprint purchased from Ponderay amounted to $19,601,000 during 1995 and $22,177,000 during 1996.

  Summarized financial data for Affiliate:

                                                     1994      1995      1996
                                                   --------  --------  --------
                                                         (IN THOUSANDS)
   Results of operations:
     Net sales.................................... $100,233  $151,690  $160,979
     Net income (loss)............................  (40,509)   (4,666)   22,399
   Financial position:
     Current assets............................... $ 19,484  $ 27,881  $ 17,934
     Property and equipment, at cost--net.........  291,033   278,224   263,013
     Other assets.................................    1,654     3,457     3,098
                                                   --------  --------  --------
                                                   $312,171  $309,562  $284,045
                                                   ========  ========  ========
     Current liabilities.......................... $ 34,010  $ 37,252  $ 18,336
     Long-term debt ($125 million guaranteed by
      partners)...................................  248,633   229,048   200,048
     Partners' capital............................   29,528    43,262    65,661
                                                   --------  --------  --------
                                                   $312,171  $309,562  $284,045
                                                   ========  ========  ========

                           CENTRAL NEWSPAPERS, INC.

  Summary of the Company's investment in Affiliate:

                                                         1994     1995    1996
                                                        -------  ------  ------
                                                           (IN THOUSANDS)
   Investment, beginning of year....................... $ 3,855  $3,989  $5,843
   Equity in partnership income (loss).................  (5,469)   (630)  3,024
   Additional investments..............................   5,603   2,484
                                                        -------  ------  ------
   Investment, end of year............................. $ 3,989  $5,843  $8,867
                                                        =======  ======  ======
   Equity in Affiliate:
   Equity in partnership income (loss)................. $(5,469) $ (630) $3,024
   Current income tax (expense) benefit................   1,325    (606) (1,425)
   Deferred tax benefit................................     594     696     265
   Other...............................................             (50)   (138)
                                                        -------  ------  ------
   Equity in income (loss) in Affiliate, net of tax.... $(3,550) $ (590) $1,726
                                                        =======  ======  ======

11--LONG-TERM DEBT

  The trust indenture relating to the fifty-year 4 1/2% debentures due December 1, 1998 contains various requirements and restrictions as to the financial activities of INI and its subsidiary. There are certain restrictions on capital expenditures and dividend payments by INI. Interest paid on this and other debt amounted to $121,000 for 1994 and 1995 and $347,000 for 1996.

12--RENTAL EXPENSE AND LEASE COMMITMENTS

  Rental expense for 1994, 1995 and 1996 amounted to $3,843,000, $4,429,000 and $5,000,000. Future obligations for minimum annual rentals under noncancelable long-term leases are not considered to be significant.

13--CAPITAL STOCK AND STOCK COMPENSATION PLAN

  Class A Common Stock is entitled to 1/10 of a vote per share. The Class B Common Stock has one vote per share while its dividend and liquidation distributions are 1/10 of the amount of Class A Common Stock. Class B Common Stock may be converted into Class A Common Stock at a ratio of ten shares of Class B Common Stock for one share of Class A Common Stock. The Eugene C. Pulliam Trust ("Trust") owns Class B Common Stock which provides the Trust the majority voting control of the Company. At December 29, 1996, the Company has reserved 2,648,400 shares of Class A Common Stock for issuance under its Stock Compensation Plan, 500,000 shares for issuance under its 401(k) plan and 3,155,300 shares for issuance upon conversion of Class B Common Stock.

  Dividends declared per share:

                                                                  1994 1995 1996
                                                                  ---- ---- ----
   Class A Common Stock.......................................... $.52 $.62 $.72
   Class B Common Stock.......................................... .052 .062 .072

  The Company's Stock Compensation Plan provides for the granting of stock options and the issuance of restricted stock grants to certain officers, key employees and members of the Board of Directors. Options issued under this plan are granted at prices determined by the Compensation Committee of the Board of Directors but not less than fair market value on the date of the grant. Options granted may be incentive or non-qualified options with a term of ten years. Options granted before December 26, 1993 and Board of Director member options are

                           CENTRAL NEWSPAPERS, INC.

currently exercisable. Options granted in 1995 and prior to September 13, 1996 are exercisable three years from date of grant and options granted after September 13, 1996 become exercisable ratably over a three year period beginning on the first anniversary of the grant.

  The Company has historically accounted for employee stock compensation in accordance with APB Opinion No. 25, "Accounting for Stock Issued to Employees." Under APB No. 25, no compensation costs are recognized if options are granted at an exercise price equal to the current market value of the stock. SFAS No. 123, "Accounting for Stock-Based Compensation," was adopted by the Company on January 1, 1996. As permitted by SFAS No. 123, the Company has elected to continue accounting for employee stock compensation under the APB No. 25 rules, but will disclose pro forma results using SFAS No. 123's alternative accounting treatment, which calculates the total compensation expense to be recognized as the fair value of the award at the date of grant. The fair value of options granted in 1995 and 1996 was estimated on the grant date using the Black-Scholes option pricing model using the following assumptions:

                                                              1995      1996
                                                             -------  ---------
   Risk-free interest rates................................. 6.0-7.0%   6.5-6.6%
   Dividend yields..........................................     2.0%       2.0%
   Expected volatility......................................    27.0%      27.0%
   Weighted average expected life of options................ 6 years  4-6 years

  Under SFAS No. 123, compensation cost is recognized in the amount of the estimated fair value of the options and amortized to expense over the options' vesting period. The pro forma effects on net income and earnings per share of this statement are as follows:

                                                                  1995    1996
                                                                 ------- -------
                                                                 (IN THOUSANDS,
                                                                   EXCEPT PER
                                                                   SHARE DATA)
   Net income:
     As reported................................................ $53,998 $61,534
     Pro forma..................................................  53,543  60,316
   Earnings per share:
     As reported................................................ $  2.03 $  2.31
     Pro forma..................................................    2.00    2.27

  The following is a summary of the status of the Company's Stock Compensation Plan as of and for the three years ended December 29, 1996:

                                                                   WEIGHTED
                                                                  AVERAGE PER
                                                                     SHARE
                                                                ---------------
                                          RESERVED              EXERCISE MARKET
                                           SHARES     SHARES     PRICE   PRICE
                                          ---------  ---------  -------- ------
   Outstanding, December 27, 1993........ 2,105,000    923,500   $21.13  $27.38
   Exercised.............................   (49,050)   (49,050)   17.11   27.56
   Cancelled.............................               (6,000)   23.88     --
                                          ---------  ---------
   Outstanding, December 25, 1994........ 2,055,950    868,450    21.34   27.13
   Additional reserved shares............   800,000
   Granted...............................              543,000    28.34   28.34
   Exercised.............................   (52,850)   (52,850)   20.35   28.81
   Cancelled.............................               (7,500)   23.75     --
                                          ---------  ---------
   Outstanding, December 31, 1995........ 2,803,100  1,351,100    24.18   31.38
   Granted...............................              339,000    37.36   37.36
   Exercised.............................  (154,700)  (154,700)   19.20   36.08
   Cancelled.............................              (51,500)   26.58     --
                                          ---------  ---------
   Outstanding, December 29, 1996........ 2,648,400  1,483,900    27.63   42.88
                                          =========  =========

                           CENTRAL NEWSPAPERS, INC.

  The following table summarizes information about stock options outstanding at December 29, 1996:

                               OUTSTANDING                            EXERCISABLE
                     -----------------------------------------    -------------------------
                                                   WEIGHTED                     WEIGHTED
                                                   AVERAGE                      AVERAGE
   EXERCISE                          AVERAGE       EXERCISE                     EXERCISE
   PRICE RANGE        SHARES         LIFE(A)        PRICE         SHARES         PRICE
   -----------       ---------       -------       --------       -------       --------
   $15.00-$19.99       179,400         4.5          $17.75        179,400        $17.75
   $20.00-$24.99       454,500         6.4           23.48        454,500         23.48
   $25.00-$29.99       236,000         8.3           25.74          4,000         25.69
   $30.00-$34.99       277,500         8.7           30.63          4,000         34.75
   $35.00-$39.99       336,500         9.6           37.36            --            --
                     ---------                                    -------
                     1,483,900         7.6           27.63        641,900         22.00
                     =========                                    =======

--------
(a) Weighted Average contractual life remaining in years

  In 1996, the Company issued restricted stock grants to certain key executives who have a critical impact on the long-term performance of the Company. The Compensation Committee of the Board of Directors awarded 52,500 shares of Class A Common Stock whereby transfer restrictions lapse at the end of five years from the award date or as early as three years upon achieving certain performance goals. The restricted stock grants have all the rights of shareholders, including the right to receive dividends, except for conditions regarding transferability of shares and the termination of employment. Upon issuance of the shares, unearned compensation equivalent to the market value at the date of grant was recorded as unamortized value of restricted stock and is being charged to earnings over the period during which the restrictions lapse. During 1996, compensation expense in the amount of $276,000 has been recorded related to these restricted stock grants.

  During 1996 the Board of Directors of the Company authorized the repurchase of up to 1,000,000 shares of the Company's Class A Common Stock. For the year ending December 29, 1996, the Company has repurchased 490,100 shares.

14--FAIR VALUE OF FINANCIAL INSTRUMENTS

  The carrying amounts of the Company's financial instruments approximate the fair value. The Company has guaranteed $16,875,000 of the total $243,085,000 debt of Ponderay. The carrying value approximates the guaranteed amount.

15--CONTINGENCIES

  See Note 10 for commitments related to Affiliate.

  There are various libel and other legal actions that have arisen in the normal course of business and are now pending against the Company. It is the opinion of management that final disposition of such litigation will not have any material adverse effect on the Company's financial position or results of operations.

16--SUBSEQUENT EVENTS

  On December 10, 1996, the Company announced that it would acquire the remaining 9.8% of Indianapolis Newspapers, Inc. that it does not already own. The transaction, which will be recorded using purchase accounting, will be accomplished by issuing the current minority shareholders one share of a newly created, non-

                           CENTRAL NEWSPAPERS, INC.

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONCLUDED)

voting, $10,000 stated value INI preferred stock in exchange for each share of INI common stock owned by them. The preferred stock will pay a dividend per share of $700 per year on a cumulative basis, will be callable in five years and redeemable at any time by the shareholders at the stated value per share. This transaction, which is not expected to have a material effect on future earnings, occurred on January 3, 1997.

  The Company's subsidiary, Phoenix Newspapers, Inc. announced that effective January 18, 1997, PNI would cease publication of its Phoenix afternoon newspaper, The Phoenix Gazette. As a result of these actions, the Company will record a one-time pretax charge to earnings of approximately $4,800,000 in the first quarter of 1997.

PROSPECTUS (Subject to Completion)
Issued April 30, 1997

                                2,047,594 Shares

[LOGO]
                            Central Newspapers, Inc.

                              CLASS A COMMON STOCK

                                  -----------

OF THE 2,047,594 SHARES OF CLASS A  COMMON STOCK, WITHOUT PAR VALUE (THE "CLASS
 A COMMON  STOCK")  BEING OFFERED  HEREBY,  409,519 SHARES  ARE  BEING OFFERED
 INITIALLY  OUTSIDE  OF THE  UNITED  STATES AND  CANADA BY  THE  INTERNATIONAL
  UNDERWRITERS  AND  1,638,075 SHARES  ARE  BEING  OFFERED INITIALLY  IN  THE
   UNITED STATES AND CANADA BY THE U.S. UNDERWRITERS. SEE "UNDERWRITERS." ALL OF THE SHARES OF CLASS A COMMON STOCK BEING OFFERED HEREBY ARE BEING
    SOLD  BY  THE SELLING  SHAREHOLDERS.  SEE  "SELLING SHAREHOLDERS."  THE
     COMPANY WILL NOT RECEIVE ANY PROCEEDS FROM THE SALE OF THE CLASS A COMMON STOCK BY THE SELLING SHAREHOLDERS. THE CLASS A COMMON STOCK
      IS LISTED  ON THE NEW YORK  STOCK EXCHANGE UNDER  THE SYMBOL "ECP."
       ON APRIL  29, 1997, THE  REPORTED LAST  SALE PRICE  OFTHE CLASS A
       COMMON  STOCK ON  THE NEW  YORK STOCK  EXCHANGE WAS  $54 1/8  PER
        SHARE.

 EACH SHARE OF CLASS A COMMON STOCK HAS TEN TIMES THE DIVIDEND AND LIQUIDATION
  RIGHTS OF A SHARE OF CLASS B  COMMON STOCK, WITHOUT PAR VALUE (THE "CLASS B
   COMMON  STOCK"), BUT ONLY  ONE-TENTH OF  THE VOTING POWER  OF A  SHARE OF
    CLASS  B  COMMON  STOCK.  EACH  SHARE   OF  CLASS  B  COMMON  STOCK  IS
      CONVERTIBLE INTO ONE-TENTH OF  A SHARE OF CLASS  A COMMON STOCK.  IF
       ALL OF  THE OUTSTANDING SHARES  OF CLASS  B COMMON STOCK  WERE SO
        CONVERTED, THERE WOULD  HAVE BEEN 25,177,044 SHARES  OF CLASS A
         COMMON STOCK  OUTSTANDING AS OF  APRIL 25, 1997  AFTER GIVING
          EFFECT TO THE GOODRICH  REPURCHASE (AS DEFINED HEREIN). SEE
            "SELLING SHAREHOLDERS."

                                  -----------

THESE  SECURITIES HAVE NOT BEEN APPROVED  OR DISAPPROVED BY THE SECURITIES  AND
 EXCHANGE  COMMISSION   OR  ANY  STATE  SECURITIES  COMMISSION  NOR   HAS  THE
  SECURITIES  AND  EXCHANGE COMMISSION  OR  ANY  STATE SECURITIES  COMMISSION
   PASSED  UPON   THE  ACCURACY   OR  ADEQUACY   OF  THIS   PROSPECTUS.  ANY
    REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                                  -----------

                              PRICE $      A SHARE

                                  -----------

                                                   UNDERWRITING    PROCEEDS TO
                                        PRICE TO  DISCOUNTS AND      SELLING
                                         PUBLIC   COMMISSIONS(1) SHAREHOLDERS(2)
                                       ---------- -------------- ---------------
Per Share.............................   $            $              $
Total (3)............................. $            $              $

-----
  (1) The Company and the the Selling Shareholders have agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended.
  (2) Expenses estimated at $          will be paid by the Selling
      Shareholders and expenses estimated at $          will be paid by the
      Company.
  (3) The Selling Shareholders have granted the U.S. Underwriters an option, exercisable within 30 days from the date hereof, to purchase up to 307,139 additional shares of Class A Common Stock at the Price to Public, less the Underwriting Discounts and Commissions, for the purpose of covering over-allotments, if any. If the U.S. Underwriters exercise such option in full, the total Price to Public, Underwriting Discounts
      and Commissions and Proceeds to Selling Shareholders will be $      ,
      $       and $      , respectively. See "Underwriters."

                                  -----------

  The shares of Class A Common Stock are offered, subject to prior sale, when, as and if accepted by the Underwriters and subject to approval of certain legal matters by Davis Polk & Wardwell, counsel for the Underwriters. It is expected that delivery of the shares of Class A Common Stock will be made on or about
      , 1997 at the offices of Morgan Stanley & Co. Incorporated, New York, New York against payment therefor in immediately available funds.

                                  -----------

MORGAN STANLEY & CO.
         International
       DONALDSON, LUFKIN & JENRETTE
                Securities Corporation
               MERRILL LYNCH INTERNATIONAL

                                                      PAINEWEBBER INTERNATIONAL

May   , 1997
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A         +
+REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE + +SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY +
+OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT        +
+BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR + +THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE + +SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE + +UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF +
+ANY SUCH STATE.                                                               +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

  The following table sets forth all fees and expenses payable in connection with the issuance and distribution of the shares of Common Stock, other than underwriting discounts and commissions. All such fees and expenses will be paid by the Selling Shareholders and the Company. All the amounts shown are estimates, except for the Securities and Exchange Commission registration fee and the NASD filing fee.

      Securities and Exchange Commission registration fee............... $35,814
      NASD filing fee...................................................  12,319
      "Blue Sky" fees and expenses......................................    *
      Legal fees and expenses...........................................    *
      Accounting fees and expenses......................................    *
      Printing expenses.................................................    *
      Miscellaneous.....................................................    *
                                                                         -------
          Total.........................................................    *
                                                                         =======

--------
*To be completed by amendment.

ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

  Sections 23-1-37-1--23-1-37-15 of the Indiana Business Corporation Law permit a corporation to indemnify directors and officers against liability incurred in certain proceedings if the individual's conduct was in good faith and the individual reasonably believed, in the case of conduct in the individual's official capacity, that such conduct was in the best interests of the corporation and, in all other cases, believed such conduct was at least not opposed to the best interests of the corporation. If the proceeding is criminal, the individual must either have had no reasonable cause to believe that such conduct was unlawful or had reasonable cause to believe that such conduct was lawful. The statute requires a corporation to indemnify an individual who is wholly successful in the defense of any such proceeding against reasonable expenses incurred by such individual, unless the Articles of Incorporation provide otherwise. The corporation may pay for or reimburse the reasonable expenses incurred by a director or officer who is a party to a proceeding in advance of final disposition of the proceeding if certain conditions are satisfied. Unless otherwise provided in the Articles of Incorporation, a director or officer may apply for court ordered indemnification which will include reasonable expenses incurred to obtain the indemnification order if the court determines that the director is entitled to mandatory indemnification or that the director is fairly and reasonably entitled to indemnification in view of all the relevant circumstances. Except in the case of mandatory indemnification, a corporation may indemnify a director of officer only after it is determined that the individual meets the standard of conduct described above. In addition, a corporation may also indemnify and advance expenses to an officer, whether or not a director, to the extent, consistent with public policy, that may be provided by its Articles of Incorporation, by-laws, general or specification of its board of directors or contract. Section 23-1-37-14 of the Indiana Business Corporation Law empowers an Indiana corporation to purchase and maintain insurance on behalf of any director or officer against any liability asserted against, or incurred by, such individual in any such capacity or arising out of his or her status as such, whether or not the corporation would have had the power to indemnify against such liability.

  The Amended and Restated Articles of Incorporation of the Registrant require the Registrant to indemnify any person who is or was a director or officer of the Registrant against any and all liabilities and reasonable expenses incurred by such person in connection with or resulting from any threatened, pending or completed action or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that such person is or was a director or officer of the Registrant, or is or was serving at the request of the Registrant as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, provided that (i) such person is wholly successful in the defense of such proceeding or (ii) such person's conduct was in good faith and the person reasonably believed that such conduct was in the best interest of the Registrant or at least not opposed to the best interest of the Registrant and, in the case of criminal proceedings, such person either had no reasonable cause to believe such conduct was unlawful or had reasonable cause to believe such conduct was lawful.

  The Registrant also carries liability insurance covering officers and directors.

ITEM 16. EXHIBITS.

     EXHIBIT
     NUMBER                             DESCRIPTION
     -------                            -----------
      1.1    Form of Underwriting Agreement.*
      4.1    Amended and Restated Articles of Incorporation of Central
             Newspapers, Inc. incorporated by reference to Registration
             Statement on Form S-1, No. 33-30436, filed August 10, 1989.
      4.2    The Amended and Restated Code of By-Laws of Central Newspapers,
             Inc.
      5.1    Opinion of Henderson, Daily, Withrow & DeVoe as to legality.*
     10.1    Stock Purchase Agreement by and between Liberty Fund, Inc. and
             Central Newspapers, Inc., dated as of April 11, 1997.
     10.2    Stock Purchase Agreement by and between Children's Museum of
             Indianapolis and Central Newspapers, Inc., dated as of April 11,
             1997.
     10.3    Stock Purchase Agreement by and between Indianapolis Museum of
             Art, Inc. and Central Newspapers, Inc., dated as of April 11,
             1997.
     15.1    Awareness Letter of Price Waterhouse LLP
     15.2    Awareness Letter of Geo. S. Olive & Co. LLC.
     23.1    Consent of Geo. S. Olive & Co. LLC.
     23.2    Consent of Henderson, Daily, Withrow & DeVoe (contained in the opinion filed as Exhibit 5.1 to this Registration Statement).
     24.1    Powers of Attorney (included on the signature pages hereof)

--------
  *To be filed by amendment.

ITEM 17. UNDERTAKINGS.

  The undersigned registrant hereby undertakes that:

    (1) For purposes of determining any liability under the Securities Act, each filing of the registrant's annual report pursuant to Section 13(a) or
  Section 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at the time shall be deemed to be the initial bona fide offering thereof.

    (2) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or
  (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

    (3) For the purposes of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

  Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions described under Item 15 above or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted against the registrant by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                  SIGNATURES

  PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THE REGISTRANT CERTIFIES THAT IT HAS REASONABLE GROUNDS TO BELIEVE THAT IT MEETS ALL OF THE REQUIREMENTS FOR FILING ON FORM S-3, AND HAS DULY CAUSED THIS REGISTRATION STATEMENT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED, THEREUNTO DULY AUTHORIZED, IN INDIANAPOLIS, INDIANA ON THE 29TH DAY OF APRIL, 1997.

                                          Central Newspapers, Inc.

                                                 /s/ Thomas K. MacGillivray
                                          By: _________________________________



                               POWER OF ATTORNEY

  KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Thomas K. MacGillivray and Eric S. Tooker his or her true and lawful attorneys-in-fact and agents, each acting alone, with full powers of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any and all amendments to this Registration Statement, including post-effective amendments, as well as any related registration statement (or amendment thereto) filed pursuant to Rule 462 promulgated under the Securities Act of 1933, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he or she might or could do in person, and hereby ratifies and confirms all his or her said attorneys-in-fact and agents or any of them or his or her substitute or substitutes may lawfully do or cause to be done by virtue thereof.

  This Power of Attorney may be executed in multiple counterparts, each of which shall be deemed an original, but which taken together shall constitute one instrument.

  Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.

             SIGNATURE                           TITLE                    DATE
             ---------                           -----                    ----
     /s/ Louis A. Weil, III          President, Chief Executive      April 29, 1997
____________________________________  Officer and Director
         Louis A. Weil, III           (Principal Executive
                                      Officer)

   /s/ Thomas K. MacGillivray        Vice President, Treasurer       April 29, 1997
____________________________________  and Chief Financial Officer
       Thomas K. MacGillivray         (Principal Financial and
                                      Accounting Officer)

     /s/ William A. Franke           Director                        April 29, 1997
____________________________________
         William A. Franke

        /s/ L. Ben Lytle             Director                        April 29, 1997
____________________________________
            L. Ben Lytle

     /s/ Eugene S. Pulliam           Director                        April 29, 1997
____________________________________
         Eugene S. Pulliam


             SIGNATURE                           TITLE                    DATE
             ---------                           -----                    ----
         /s/ Dan Quayle              Director                        April 29, 1997
____________________________________
             Dan Quayle

      /s/ Frank E. Russell           Director                        April 29, 1997
____________________________________
          Frank E. Russell

       /s/ Richard Snell             Director                        April 29, 1997
____________________________________
           Richard Snell


                                 EXHIBIT INDEX

                                                                   SEQUENTIALLY
 EXHIBIT                                                             NUMBERED
 NUMBER                        DESCRIPTION                             PAGE
 -------                       -----------                         ------------
  1.1    Form of Underwriting Agreement.*
  4.1    Amended and Restated Articles of Incorporation of
         Central Newspapers, Inc. incorporated by reference to
         Registration Statement on Form S-1, No. 33-30436, filed
         August 10, 1989.
  4.2    The Amended and Restated Code of By-Laws of Central
         Newspapers, Inc.
  5.1    Opinion of Henderson, Daily, Withrow & DeVoe as to
         legality.*
 10.1    Stock Purchase Agreement by and between Liberty Fund,
         Inc. and Central Newspapers, Inc., dated as of April
         11, 1997.
 10.2    Stock Purchase Agreement by and between Children's
         Museum of Indianapolis and Central Newspapers, Inc.,
         dated as of April 11, 1997.
 10.3    Stock Purchase Agreement by and between Indianapolis
         Museum of Art, Inc. and Central Newspapers, Inc., dated
         as of April 11, 1997.
 15.1    Awareness Letter of Price Waterhouse LLP
 15.2    Awareness Letter of Geo. S. Olive & Co. LLC.
 23.1    Consent of Geo. S. Olive & Co. LLC.
 23.2    Consent of Henderson, Daily, Withrow & DeVoe (contained
         in the opinion filed as Exhibit 5.1 to this
         Registration Statement).
 24.1    Powers of Attorney (included on the signature pages
         hereof)

--------
  *To be filed by amendment.